                                                    REGISTRATION NO. 333-190033
                                                     REGISTRATION NO. 811-22651
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4
                            REGISTRATION STATEMENT
                                     UNDER
                        THE SECURITIES ACT OF 1933                   [X]
                         PRE-EFFECTIVE AMENDMENT NO. 2
                                    AND/OR
                            REGISTRATION STATEMENT
                                     UNDER
                     THE INVESTMENT COMPANY ACT OF 1940              [X]
                               AMENDMENT NO. 16
                                             --
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                            SEPARATE ACCOUNT NO. 70
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  DODIE KENT
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                          CHRISTOPHER E. PALMER, ESQ.
                              GOODWIN PROCTER LLP
                           901 NEW YORK AVENUE, N.W.
                            WASHINGTON, D.C. 20001

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8 (a), may determine.

It is proposed that this filing will become effective (check appropriate box):
       [_]Immediately upon filing pursuant to paragraph (b) of Rule 485
       [_]On (date) pursuant to paragraph (b) of Rule 485.
       [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
       [_]On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
       [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:
       Units of interest in Separate Account under variable annuity contracts.

Investment Edge

A variable annuity contract

PROSPECTUS DATED       , 2013

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY OTHER ACTION UNDER YOUR CONTRACT. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS INVESTMENT EDGE ?


Investment Edge is a variable annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series consists of Investment Edge, Investment Edge Select and Investment Edge ADV. The contract provides for the accumulation of retirement savings. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options.


This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. For a state-by-state description of all material variations to this contract, see Appendix III later in this Prospectus. We can refuse to accept any application. We can refuse to accept any contribution from you at any time, including after you purchase the contract.

Our variable investment options are subaccounts of Separate Account No. 70. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:


----------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                   . EQ/Common Stock Index
.. AXA Aggressive Allocation              . EQ/Convertible Securities
.. AXA Moderate Allocation                . EQ/Core Bond Index
.. AXA Moderate-Plus Allocation           . EQ/Emerging Markets Equity PLUS
.. AXA Smart Beta/TM/ Equity              . EQ/Energy ETF
.. Charter/SM/ Aggressive Growth          . EQ/Equity 500 Index
.. Charter/SM/ Alternative 100            . EQ/GAMCO Mergers and Acquisitions
  Conservative Plus                      . EQ/GAMCO Small Company Value
.. Charter/SM/ Alternative 100 Growth     . EQ/High Yield Bond
.. Charter/SM/ Alternative 100 Moderate   . EQ/Intermediate Government Bond
.. Charter/SM/ Conservative               . EQ/International Equity Index
.. Charter/SM/ Equity                     . EQ/Large Cap Growth Index
.. Charter/SM/ Fixed Income               . EQ/Large Cap Value Index
.. Charter/SM/ Growth                     . EQ/Low Volatility Global ETF
.. Charter/SM/ Income Strategies          . EQ/MFS International Growth
.. Charter/SM/ Interest Rate Strategies   . EQ/Mid Cap Index
.. Charter/SM/ International Conservative . EQ/Money Market
.. Charter/SM/ International Growth       . EQ/Montag & Caldwell Growth
.. Charter/SM/ International Moderate     . EQ/Morgan Stanley Mid Cap Growth
.. Charter/SM/ Moderate                   . EQ/Natural Resources PLUS
.. Charter/SM/ Moderate Growth            . EQ/Oppenheimer Global
.. Charter/SM/ Real Assets                . EQ/PIMCO Global Real Return
.. Multimanager Small Cap Growth          . EQ/PIMCO Ultra Short Bond
.. Multimanager Small Cap Value           . EQ/Real Estate PLUS
.. Multimanager Technology                . EQ/Small Company Index
                                         . EQ/Templeton Global Equity
 EQ ADVISORS TRUST                       . EQ/T. Rowe Price Growth Stock
.. All Asset Aggressive - Alt 25
.. All Asset Aggressive - Alt 50           AIM VARIABLE INSURANCE FUNDS
.. All Asset Aggressive - Alt 75           (INVESCO VARIABLE
.. EQ/AllianceBernstein Dynamic Wealth     INSURANCE FUNDS) -- SERIES II
  Strategies                             . Invesco V.I. Balanced-Risk
.. EQ/AllianceBernstein Short Duration      Allocation
  Government Bond                        . Invesco V.I. Global Health Care
.. EQ/AllianceBernstein Small Cap Growth  . Invesco V.I. Global Real Estate
.. EQ/BlackRock Basic Value Equity        . Invesco V.I. High Yield
.. EQ/Boston Advisors Equity Income       . Invesco V.I. International Growth
.. EQ/Calvert Socially Responsible        . Invesco V.I. Small Cap Equity
----------------------------------------------------------------------------


 AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. --   IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
 CLASS II                                       . Ivy Funds VIP Asset Strategy
.. American Century VP Inflation Protection      . Ivy Funds VIP Energy
.. American Century VP Mid Cap Value             . Ivy Funds VIP Micro Cap Growth
                                                . Ivy Funds VIP Science and Technology
 AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 4
 SHARES                                          JANUS ASPEN SERIES -- INSTITUTIONAL SHARES
.. American Funds Insurance Series(R) Asset      . Janus Aspen Balanced
  Allocation Fund/SM/
.. American Funds Insurance Series(R) Global      JANUS ASPEN SERIES -- SERVICE SHARES
  Growth Fund/SM/                               . Janus Aspen Flexible Bond
.. American Funds Insurance Series(R) Global     . Janus Aspen INTECH U.S. Low Volatility
  Small Capitalization Fund/SM/
.. American Funds Insurance Series(R)             JPMORGAN INSURANCE TRUST -- CLASS 2 SHARES
  Growth-Income Fund/SM/                        . JPMorgan Insurance Trust International Equity
.. American Funds Insurance Series(R)            . JPMorgan Insurance Trust Intrepid Growth
  International Growth and Income Fund/SM/      . JPMorgan Insurance Trust Mid Cap Growth
.. American Funds Insurance Series(R) New World
  Fund(R)                                        LAZARD RETIREMENT SERIES, INC. -- SERVICE
                                                 SHARES
 BLACKROCK VARIABLE SERIES FUNDS, INC. --       . Lazard Retirement Emerging Markets Equity
 CLASS III
.. BlackRock Global Allocation V.I.               LORD ABBETT SERIES FUND, INC. -- CLASS VC
.. BlackRock Global Opportunities V.l.           . Lord Abbett Bond Debenture

 DELAWARE VARIABLE INSURANCE PRODUCT (VIP)       MFS(R) VARIABLE INSURANCE TRUSTS -- SERVICE
 TRUST -- SERVICE CLASS                          CLASS
.. Delaware VIP(R) Diversified Income Series     . MFS(R) International Value
.. Delaware VIP(R) Emerging Markets Series       . MFS(R) Investors Trust Series
.. Delaware VIP(R) Limited-Term Diversified      . MFS(R) Research Series
  Income Series                                 . MFS(R) Utilities Series
                                                . MFS(R) Value Series
 EATON VANCE VARIABLE TRUST
.. Eaton Vance VT Floating-Rate Income            NORTHERN LIGHTS VARIABLE TRUST
                                                . 7Twelve/TM/ Balanced Portfolio
 FEDERATED INSURANCE SERIES -- SERVICE SHARES
.. Federated High Income Bond Fund II
.. Federated Kaufman Fund II

 FIDELITY(R) VARIABLE INSURANCE PRODUCTS (VIP)
 -- SERVICE CLASS 2
.. Fidelity(R) VIP Contrafund(R)
.. Fidelity(R) VIP Mid Cap
.. Fidelity(R) VIP Strategic Income

 FIRST TRUST VARIABLE INSURANCE TRUST
.. First Trust/Dow Jones Dividend & Income
  Allocation

 FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 2
.. Franklin Income Securities
.. Franklin Rising Dividends Securities
.. Franklin Templeton VIP Founding Funds
  Allocation
.. Mutual Shares Securities
.. Templeton Global Bond Securities

 GUGGENHEIM VARIABLE TRUST
.. Guggenheim VT Global Managed Futures Strategy
-----------------------------------------------------------------------------------------------


THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


                                                                        #535591

 PIMCO VARIABLE INSURANCE TRUST --               VAN ECK VIP TRUST -- S CLASS
 ADMINISTRATIVE CLASS                           . Van Eck VIP Global Hard Assets
.. PIMCO Global Bond (Unhedged)                  . Van Eck VIP Unconstrained Emerging Markets
                                                  Bond
 PIMCO VARIABLE INSURANCE TRUST -- ADVISOR
 CLASS
.. PIMCO CommodityRealReturn(R) Strategy
.. PIMCO Emerging Markets Bond
.. PIMCO Global Multi-Asset
.. PIMCO Total Return

 PUTNAM VARIABLE TRUST
.. Putnam VT Absolute Return 500
 SEI INSURANCE PRODUCT TRUST
.. SEI VP Balanced Strategy
.. SEI VP Conservative Strategy
.. SEI VP Market Growth Strategy
.. SEI VP Market Plus Strategy
.. SEI VP Moderate Strategy

 T. ROWE PRICE EQUITY SERIES, INC.
.. T. Rowe Price Equity-Income Portfolio II
.. T. Rowe Price Health Sciences Portfolio II
-----------------------------------------------------------------------------------------------



You may allocate amounts to any of the variable investment options. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect. The contract also includes a dollar cost averaging program that allows for systematic transfers of amounts in the EQ/Money Market variable investment option to other variable investment options.


TYPES OF CONTRACTS. We offer the contracts for use as:

..   A nonqualified annuity ("NQ") for after-tax contributions only.

..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Investment Edge series contracts. See "Rules regarding contributions to your contract" in "Appendix II" for more information.

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional
information ("SAI") dated      , 2013 is part of the registration statement.
The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

Contents of this Prospectus

--------------------------------------------------------------------------------





         Definitions of key terms                                    5
         Who is AXA Equitable?                                       6
         How to reach us                                             7
         Investment Edge Series at a glance -- key features          9


         --------------------------------------------------------------
         FEE TABLE
         --------------------------------------------------------------

         Examples                                                   12
         Condensed financial information                            13


         --------------------------------------------------------------
         1.CONTRACT FEATURES AND BENEFITS
         --------------------------------------------------------------
         How you can purchase and contribute to your contract       14
         Owner and annuitant requirements                           14
         How you can make your contributions                        14
         What are your investment options under the contract?       15
         Portfolios of the Trusts                                   16
         Allocating your contributions                              22
         Dollar cost averaging                                      22
         Annuity purchase factors                                   23
         Inherited IRA beneficiary continuation contract            23
         Your right to cancel within a certain number of days       24


         --------------------------------------------------------------
         2.DETERMINING YOUR CONTRACT'S VALUE
         --------------------------------------------------------------
         Your account value and cash value                          25
         Your contract's value in the variable investment options   25
         Insufficient account value                                 25


-------------
"We,""our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

                          CONTENTS OF THIS PROSPECTUS

      -------------------------------------------------------------------
      3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
        OPTIONS
      -------------------------------------------------------------------
      Transferring your account value                                 26
      Rebalancing your account value                                  26
      Disruptive transfer activity                                    26


      -------------------------------------------------------------------
      4.ACCESSING YOUR MONEY
      -------------------------------------------------------------------
      Withdrawing your account value                                  28
      How withdrawals (and Income Edge scheduled payments, if
        applicable) are taken from your account value                 32
      Withdrawals treated as surrenders                               32
      Surrendering your contract to receive its cash value            32
      When to expect payments                                         32
      Your annuity payout options                                     32


      -------------------------------------------------------------------
      5. CHARGES AND EXPENSES
      -------------------------------------------------------------------
      Charges that AXA Equitable deducts                              35
      Charges that the Trusts deduct                                  38
      Other distribution arrangements                                 38


      -------------------------------------------------------------------
      6. PAYMENT OF DEATH BENEFIT
      -------------------------------------------------------------------
      Your beneficiary and payment of benefit                         39
      Non-spousal joint owner contract continuation                   40
      Spousal continuation                                            40
      Beneficiary continuation option                                 40
      Special Rules for NQ contracts when Income Edge is in effect    42


      -------------------------------------------------------------------
      7. TAX INFORMATION
      -------------------------------------------------------------------
      Overview                                                        43
      Contracts that fund a retirement arrangement                    43
      Transfers among investment options                              43
      Taxation of nonqualified annuities                              43
      Individual retirement arrangements (IRAs)                       46
      Traditional individual retirement annuities (traditional IRAs)  46
      Roth individual retirement annuities (Roth IRAs)                51
      Federal and state income tax withholding and information
        reporting                                                     54
      Special rules for contracts funding qualified plans             54
      Impact of taxes to AXA Equitable                                54


      -------------------------------------------------------------------
      8. MORE INFORMATION
      -------------------------------------------------------------------
      About Separate Account No. 70                                   55
      About the Trusts                                                55
      About the general account                                       55
      About other methods of payment                                  56
      Dates and prices at which contract events occur                 56
      About your voting rights                                        57
      Statutory compliance                                            57
      About legal proceedings                                         57
      Financial statements                                            57


         Transfers of ownership, collateral assignments, loans and
           borrowing                                                57
         About Custodial IRAs                                       58
         Distribution of the contracts                              58


         --------------------------------------------------------------
         APPENDICES
         --------------------------------------------------------------

        -
          I  --  Condensed financial information                     I-1
         II  --  Rules regarding contributions to your contract     II-1
        III  --  State contract availability and/or variations of
                   certain features and benefits                   III-1
         IV  --  Purchase Considerations for QP Contracts           IV-1
          V  --  Hypothetical Illustration                           V-1
         VI  --  Income Edge scheduled payment amount
                   expressed as a Percentage of Account Value       VI-1


        ----------------------------------------------------------------
        STATEMENT OF ADDITIONAL INFORMATION
          Table of contents
        ----------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of key terms

--------------------------------------------------------------------------------

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the account value less: (i) the total amount or a pro rata portion of the annual administrative charge (as applicable); and (ii) any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th. If the contract date anniversary falls on a non-business day, then the transaction date for any transaction that is scheduled to occur on such anniversary will be the immediately preceding business day.
CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, which will generally reflect any gain or loss in the investment options.

IRA -- Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.


-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
account value                          Annuity Account Value

cost basis                             Your investment in the contract
                                       (generally equals the contributions
                                       you made, less any amounts you
                                       previously withdrew that were not
                                       taxable)

Income Edge                            Non-Qualified Payment Program

unit                                   Accumulation Unit
-----------------------------------------------------------------------------

                           DEFINITIONS OF KEY TERMS

Who is AXA Equitable?

--------------------------------------------------------------------------------


We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $537 billion in assets as of December 31, 2012. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE (IN EITHER PAPER FORM OR, IF YOU ENROLL, VIA ELECTRONIC DELIVERY):

..   written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year or, for NQ contracts following election of Income Edge, an Annual Payout Statement.
--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND ONLINE ACCOUNT ACCESS ("OAA")
 SYSTEMS:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. OAA is designed to provide this information through the Internet. You can obtain information on:

..   your current account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options; and

..   the daily unit values for the variable investment options.

In addition, you can do the following via OAA only:

..   change your allocation percentages and/or transfer among the investment options;

..   obtain performance information regarding the variable investment options;

..   elect to receive certain contract statements electronically;

..   change your address;

..   change your OAA password; and

..   access Frequently Asked Questions and Service Forms.

TOPS and OAA are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may use OAA by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).

                             WHO IS AXA EQUITABLE?

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE (AND SUBMITTED IN THE MANNER THAT THE FORMS SPECIFY):

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)tax withholding elections (see withdrawal request form);

(4)election of the Beneficiary continuation option;

(5)IRA contribution recharacterizations;

(6)Section 1035 exchanges;

(7)direct transfers and rollovers;

(8)election of an annuity payout option;

(9)election of Income Edge (for NQ contracts only);

(10)death claims;

(11)change in ownership (NQ only, if available under your contract);

(12)purchase by, or change of ownership to, a nonnatural owner;

(13)requests to collaterally assign your NQ contract;

(14)requests to transfer into and among the investment options, re-allocate, rebalance and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems); and

(15)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender; and

(3)dollar cost averaging (if available).

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)dollar cost averaging (if available);

(2)substantially equal withdrawals;

(3)systematic withdrawals;

(4)the date annuity payments are to begin; and

(5)RMD payments from inherited IRAs.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

                             WHO IS AXA EQUITABLE?

Investment Edge Series at a glance -- key features

--------------------------------------------------------------------------------

THREE CONTRACT SERIES  This Prospectus describes the Investment Edge series contracts -- Investment Edge, Investment Edge Select and
                       Investment Edge ADV. Each version provides for the accumulation of retirement savings. Each version also offers various payout options.

                       Each version provides a different charge structure. For details, please see the summary of the contract features below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                       Each version is subject to contribution rules, which are described in "Contribution amounts" later in this section and in "How you can purchase and contribute to your contract" in "Contract features and benefits" and in "Rules regarding contributions to your contract" in Appendix II later in this Prospectus.


                         Throughout the Prospectus, any differences among the contract versions are identified.

                         You should work with your financial professional to decide which version of the contract may be appropriate for you
                         based on a thorough analysis of your particular insurance
                         needs, financial objectives, investment goals, time
                         horizons and risk tolerance.
-------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT  The Investment Edge series contract's variable investment
MANAGEMENT               options invest in different Portfolios managed by
                         professional investment advisers.
-------------------------------------------------------------------------------------
TAX CONSIDERATIONS       .   No tax on earnings inside the contract until you make
                             withdrawals from your contract or receive annuity
                             payments.
                         ------------------------------------------------------------
                         .   No tax on transfers among investment options inside the
                             contract.
                         ------------------------------------------------------------
                         .   For NQ contracts, the opportunity to elect Income Edge,
                             which will permit you to recover your account value and
                             cost basis over a specified period. INCOME EDGE DOES
                             NOT GUARANTEE YOUR ACCOUNT VALUE NOR A RETURN OF
                             PRINCIPAL: YOUR ACCOUNT VALUE REMAINS SUBJECT TO MARKET
                             PERFORMANCE AFTER ELECTION OF INCOME EDGE.
                         ------------------------------------------------------------

                         If you are purchasing or contributing to an annuity
                         contract which is an Individual Retirement Annuity (IRA),
                         or to fund an employer retirement plan (QP or Qualified
                         Plan), you should be aware that such annuities do not
                         provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                         arrangements. Before purchasing or contributing to one of
                         these contracts, you should consider whether its features
                         and benefits beyond tax deferral meet your needs and goals.
                         You may also want to consider the relative features,
                         benefits and costs of these annuities compared with any
                         other investment that you may use in connection with your
                         retirement plan or arrangement.
-------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS     The chart below shows the minimum initial and, in
                         parenthesis, additional contribution amounts under the
                         contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" and
                         "Rules regarding contributions to your contract" in
                         Appendix II for more information, including important
                         limitations on contributions.


                                                 INVESTMENT       INVESTMENT     INVESTMENT
                                                 EDGE             EDGE SELECT    EDGE ADV
-------------------------------------------------------------------------------------------------
NQ                                               $25,000($500)    $25,000($500)  $25,000($500)
-------------------------------------------------------------------------------------------------
Traditional IRA                                  $25,000($50)     $25,000($50)   $25,000($50)
-------------------------------------------------------------------------------------------------
Roth IRA                                         $25,000($50)     $25,000($50)   $25,000($50)
-------------------------------------------------------------------------------------------------
Inherited IRA Beneficiary Continuation contract  $25,000($1,000)  n/a            $25,000($1,000)
(traditional IRA or Roth IRA) ("Inherited IRA")
-------------------------------------------------------------------------------------------------
QP                                               $25,000($500)    $25,000($500)  $25,000($500)
-------------------------------------------------------------------------------------------------

                         .   Maximum contribution limitations apply to all
                             contracts. For more information, please see "How you
                             can purchase and contribute to your contract" in
                             "Contract features and benefits" later in this
                             Prospectus.
                         ------------------------------------------------------------
                         We currently do not accept any contribution to your
                         contract if: (i) the sum total of all contributions under
                         all Investment Edge series contracts with the same owner or annuitant would then total more than $1,500,000 (ii) or the aggregate contributions under all AXA Equitable annuity
                         accumulation contracts with the same owner or annuitant
                         would then total more than $2,500,000.

                         Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                         including our rights to (i) change minimum and maximum
                         contribution requirements and
-------------------------------------------------------------------------------------

              INVESTMENT EDGE SERIES AT A GLANCE -- KEY FEATURES

---------------------------------------------------------------------------------------
                           limitations, and (ii) discontinue acceptance of
                           contributions. Further, we may at any time exercise our
                           rights to limit or terminate your contributions and
                           transfers to any of the variable investment options, to add variable investment options, and to limit the number of
                           variable investment options which you may elect.
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY       .   Partial withdrawals
                           .   Several withdrawal options on a periodic basis
                           .   Contract surrender
                           You may incur a withdrawal charge for certain withdrawals
                           or if you surrender your contract. You may also incur
                           income tax and a tax penalty.
---------------------------------------------------------------------------------------
PAYOUT OPTIONS             .   Income Edge (for NQ contracts only). Unlike traditional
                               forms of annuitization, Income Edge allows for a form
                               of annuity payout that provides continuing access to
                               the contract's account balance.
                           .   Other payout options through supplementary contracts.
                               Please see "Your annuity payout options" in "Accessing
                               your money" for additional information.
---------------------------------------------------------------------------------------
DEATH BENEFIT              .   Your account value as of the date we receive
                               satisfactory proof of the owner's or older joint
                               owner's, if applicable, death, any required
                               instructions for the method of payment, and all
                               information and forms necessary to effect payment.
---------------------------------------------------------------------------------------
ADDITIONAL FEATURES        .   Dollar cost averaging
                           .   Recurring/Scheduled account value rebalancing
                           .   Free transfers
                           .   Waiver of withdrawal charge for certain withdrawals,
                               disability, terminal illness, or confinement to a
                               nursing home
                           .   Spousal continuation
                           .   Beneficiary continuation option (IRA and NQ only)
---------------------------------------------------------------------------------------
FEES AND CHARGES           Please see "Fee table" later in this section for complete
                           details.
---------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE  Please see "Rules regarding contributions to your contract"
AGES                       in Appendix II for owner and annuitant issue ages
                           applicable to your contract.
---------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL       To exercise your cancellation right you must mail the
                           contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you
                           receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain
                           number of days" in "Contract features and benefits" later
                           in this Prospectus for more information.
---------------------------------------------------------------------------------------


THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. PLEASE SEE APPENDIX III LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

CURRENTLY, YOU MAY PURCHASE A INVESTMENT EDGE ADV CONTRACT ONLY IF YOU ARE A PARTICIPANT IN AN ACCOUNT ESTABLISHED UNDER A FEE-BASED PROGRAM SPONSORED AND MAINTAINED BY A REGISTERED BROKER-DEALER OR OTHER FINANCIAL INTERMEDIARY WE APPROVE (INCLUDING AXA ADVISORS, LLC, ONE OF THE DISTRIBUTORS OF THE CONTRACTS AND AN AFFILIATE OF AXA EQUITABLE). WE MAY, IN THE FUTURE, OFFER INVESTMENT EDGE ADV CONTRACTS THROUGH OTHER MEANS. THE FEES AND EXPENSES OF A FEE-BASED PROGRAM ARE SEPARATE FROM AND IN ADDITION TO THE FEES AND EXPENSES OF THE CONTRACT AND GENERALLY PROVIDE FOR VARIOUS BROKERAGE SERVICES. IF YOU PURCHASE A INVESTMENT EDGE ADV CONTRACT THROUGH A FEE-BASED ARRANGEMENT AND LATER TERMINATE THE ARRANGEMENT, YOUR CONTRACT WILL CONTINUE IN FORCE. THERE MAY BE CHARGES ASSOCIATED WITH THE FEE-BASED ARRANGEMENT SHOULD YOU DECIDE TO NO LONGER PARTICIPATE IN THE ARRANGEMENT. PLEASE CONSULT WITH YOUR PROGRAM SPONSOR FOR MORE DETAILS ABOUT YOUR FEE-BASED PROGRAM.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees, death or income guarantee benefits and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether this contract is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

              INVESTMENT EDGE SERIES AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time you surrender the contract, if you make certain withdrawals or transfers, request special services or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN
 TRANSACTIONS
------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of       INVESTMENT INVESTMENT  INVESTMENT
contributions withdrawn/(2)/ (deducted if you      EDGE       EDGE SELECT EDGE ADV
surrender your contract or make certain            ----       ----------- --------
withdrawals or apply your cash value to certain
payout options).
                                                   6.00%      N/A         N/A

Charge for each additional transfer in excess of    Maximum Charge:            $35
12 transfers per contract year:/(3)/                Current Charge:              $0

Special service charges:/(4)/
  .   Express mail charge                             Current and Maximum Charge:   $35

  .   Wire transfer charge                            Current and Maximum Charge:   $90

  .   Check preparation charge/(5)/                   Maximum Charge:            $85
                                                      Current Charge:              $0

  .   Charge for third party transfer or
      exchange/(5)/                                   Maximum Charge:            $125
                                                      Current Charge:              $65

  .   Duplicate contract charge                       Current and Maximum Charge:   $35

  .   Duplicate Annual and/or Quarterly Statement     Maximum Charge:            $35
      of Account or Annual Payout Statement charge    Current Charge:              $0

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

--------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY AFTER
 THE FIRST CONTRACT DATE ANNIVERSARY
--------------------------------------------------------------------------------------
Maximum annual administrative charge/(6)/

   If you are not enrolled in electronic delivery    $50

   If you are enrolled in electronic delivery        $0
--------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL
 PERCENTAGE OF DAILY NET ASSETS/(7)/
--------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES/(8)/:               INVESTMENT INVESTMENT  INVESTMENT
                                                     EDGE       EDGE SELECT EDGE ADV
                                                     ----       ----------- --------
Operations                                             0.70%       0.75%      0.20%
Administrative                                         0.30%       0.30%      0.10%
Distribution                                           0.20%       0.20%      0.00%
                                                       -----       -----      -----
Total Separate account annual expenses ("Contract
fee")                                                  1.20%       1.25%      0.30%
--------------------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

                                   FEE TABLE

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS/(7)/
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2013
(expenses that are deducted from Portfolio assets including
management fees, 12b-1 fees, service fees, and/or other      Lowest Highest
expenses)/(/*/)/                                             0.63%  35.18%
---------------------------------------------------------------------------



(*)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2014 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2014. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.



---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2012 after     Lowest Highest
the effect of Expense Limitation Arrangements/(9)/           0.63%  1.78%
---------------------------------------------------------------------------



For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.


Notes:

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make a withdrawal or surrender your contract to receive its cash value. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1"

               Investment
Contract Year     Edge
-------------  ----------
     1........   6.00%
     2........   6.00%
     3........   5.00%
     4........   4.00%
     5........   3.00%
     6+.......   0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

(4)These charges may increase over time to cover our administrative costs. We may discontinue these services at any time, with or without notice.

(5)The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6)We will deduct this charge on any contract date anniversary following the first contract date anniversary (or, for NQ contracts where Income Edge has been elected, the first Income Edge Anniversary Date) if you were not enrolled in electronic delivery for the entirety of the preceding contract year (or, for NQ contracts where Income Edge has been elected, the preceding Annual Payout Period). If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge.

(7)Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(8)The separate account annual expenses compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.


(9)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index and EQ/Small Company Index Portfolios. The "Highest" represents the total annual operating expenses of the Federated Kaufmann Fund II. For more information, see the prospectuses for the Portfolios.


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.


The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated. These examples use an average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated administrative charge of 0.05% of contract value.

                                   FEE TABLE

The annual administrative charge and any applicable withdrawal charge do apply to the amounts allocated to the dollar cost averaging program (as available).


These examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. Other than the administrative charge, the example also assumes separate account annual expenses and total annual expenses of the Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                         INVESTMENT EDGE
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $4,423 $8,580  $10,278 $11,302  $3,823 $8,080  $9,978  $11,302
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  797 $1,110  $ 1,348 $ 2,265  $  197 $  610  $1,048  $ 2,265
---------------------------------------------------------------------------------------------------
                                      INVESTMENT EDGE SELECT
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $3,828 $8,087  $ 9,982 $11,301  $3,828 $8,087  $9,982  $11,301
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  203 $  626  $ 1,075 $ 2,319  $  203 $  626  $1,075  $ 2,319
---------------------------------------------------------------------------------------------------
                                       INVESTMENT EDGE ADV
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $3,729 $7,963  $ 9,905 $11,315  $3,729 $7,963  $9,905  $11,315
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  103 $  321  $   557 $ 1,233  $  103 $  321  $  557  $ 1,233
---------------------------------------------------------------------------------------------------




For information on how your contract works under certain hypothetical circumstances, please see Appendix V at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus had not yet been sold as of December 31, 2012, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.

                                   FEE TABLE

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix II summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

--------------------------------------------------------------------------------
WE RESERVE THE RIGHT TO CHANGE OUR CURRENT LIMITATIONS ON YOUR CONTRIBUTIONS
AND TO DISCONTINUE ACCEPTANCE OF CONTRIBUTIONS.
--------------------------------------------------------------------------------


We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under all Investment Edge series contracts with the same owner or annuitant would then total more than $1,500,000 or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix III later in this Prospectus.


--------------------------------------------------------------------------------
THE "OWNER" IS THE PERSON WHO IS THE NAMED OWNER IN THE CONTRACT AND, IF AN INDIVIDUAL, IS THE MEASURING LIFE FOR DETERMINING CERTAIN CONTRACT FEATURES.
THE "ANNUITANT" IS THE PERSON WHO IS THE MEASURING LIFE FOR DETERMINING THE CONTRACT'S MATURITY DATE. THE ANNUITANT IS NOT NECESSARILY THE CONTRACT OWNER. WHERE THE OWNER OF A CONTRACT IS A NON-NATURAL PERSON SUCH AS A COMPANY OR TRUST, THE ANNUITANT (OR THE OLDER OF TWO JOINT ANNUITANTS, IF APPLICABLE) IS THE MEASURING LIFE FOR DETERMINING CERTAIN CONTRACT FEATURES.
--------------------------------------------------------------------------------

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

For NQ contracts a joint annuitant may also be named, but the joint annuitants must be spouses. In addition, special rules regarding joint owners and annuitants apply in connection with election of Income Edge. See "Income Edge" in "Accessing your money" later in this Prospectus.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.


For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary and must be age 85 or younger. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.


Investment Edge and Investment Edge ADV contracts are not available for purchase by non-natural owners. In addition, Investment Edge Select contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix IV at the end of this Prospectus for more information regarding QP contracts.

Certain features of your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these features will be based on the age of the annuitant or the older of two joint annuitants, if applicable. Under QP contracts, all features are based on the age of the annuitant. If the contract is jointly owned, these features will be based on the older of the two owners. In this Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For NQ contracts, special rules regarding contributions via Section 1035 exchanges apply to election of Income Edge, and special rules regarding contributions apply once Income Edge is in effect. See "Income Edge" in "Accessing your money" later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority ("FINRA") time requirements. Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. THIS USUALLY IS THE BUSINESS DAY WE RECEIVE THE PROPERLY COMPLETED AND SIGNED APPLICATION, ALONG WITH ANY OTHER REQUIRED DOCUMENTS, AND YOUR INITIAL CONTRIBUTION. YOUR CONTRACT DATE WILL BE SHOWN IN YOUR CONTRACT. THE 12 MONTH PERIOD BEGINNING ON YOUR CONTRACT DATE AND EACH 12 MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR."
THE END OF EACH 12 MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS
APRIL 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY CONDITIONS. FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?


The contract provides the variable investment options available for investing. This section lists each of the variable investment options. The next section, "Allocating your contributions," discusses dollar cost averaging in general.


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options, to add variable investment options and to limit the number of variable investment options which you may elect.

                        CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. It may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio by AXA Equitable Funds Management Group, LLC. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the underlying Portfolio prospectuses, the [TBD], the [TBD], the [TBD], and certain other affiliated Portfolios use futures and options to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is high. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including those when the specified benchmark index is appreciating, but market volatility is high. As a result, your account value may rise less than it would have without these defensive actions.

The investment strategies of the Portfolios and the restrictions on investment options are designed to reduce the overall volatility of your account value. These approaches, while reducing volatility, may also suppress the investment performance of your contract.



-----------------------------------------------------------------------------------------------------
                                                                               INVESTMENT
 AXA PREMIER VIP                                                               MANAGER (OR
 TRUST PORTFOLIO                                                               SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                  APPLICABLE)
-----------------------------------------------------------------------------------------------------
AXA AGGRESSIVE        Class B       Seeks to achieve long-term capital         .   AXA Equitable
  ALLOCATION                        appreciation.                                  Funds Management
                                                                                   Group, LLC
-----------------------------------------------------------------------------------------------------
AXA MODERATE          Class B       Seeks to achieve long-term capital         .   AXA Equitable
  ALLOCATION                        appreciation and current income.               Funds Management
                                                                                   Group, LLC
-----------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS     Class B       Seeks to achieve long-term capital         .   AXA Equitable
  ALLOCATION                        appreciation and current income, with a        Funds Management
                                    greater emphasis on capital appreciation.      Group, LLC
-----------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation and   .   AXA Equitable
  AGGRESSIVE GROWTH                 current income, with a greater emphasis        Funds Management
                                    on capital appreciation.                       Group, LLC
-----------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 AXA PREMIER VIP                                                                MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation.       .   AXA Equitable
  ALTERNATIVE 100                                                                   Funds Management
  CONSERVATIVE PLUS                                                                 Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation.       .   AXA Equitable
  ALTERNATIVE 100                                                                   Funds Management
  GROWTH                                                                            Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation.       .   AXA Equitable
  ALTERNATIVE 100                                                                   Funds Management
  MODERATE                                                                          Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks a high level of current income.       .   AXA Equitable
  CONSERVATIVE                                                                      Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ EQUITY                  Seeks long-term capital appreciation.       .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ FIXED                   Seeks to achieve a balance of high current  .   AXA Equitable
  INCOME                            income and capital appreciation.                Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ GROWTH                  Seeks long-term capital appreciation and    .   AXA Equitable
                                    current income.                                 Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ INCOME                  Seeks a high level of current income.       .   AXA Equitable
  STRATEGIES                                                                        Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks to achieve maximum real return.       .   AXA Equitable
  INTEREST RATE                                                                     Funds Management
  STRATEGIES                                                                        Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks a high level of current income.       .   AXA Equitable
  INTERNATIONAL                                                                     Funds Management
  CONSERVATIVE                                                                      Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation and    .   AXA Equitable
  INTERNATIONAL                     current income.                                 Funds Management
  GROWTH                                                                            Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation and    .   AXA Equitable
  INTERNATIONAL                     current income, with a greater emphasis         Funds Management
  MODERATE                          on current income.                              Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE                Seeks long-term capital appreciation and    .   AXA Equitable
                                    current income, with a greater emphasis         Funds Management
                                    on current income.                              Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/                         Seeks long-term capital appreciation and    .   AXA Equitable
  MODERATE GROWTH                   current income, with a greater emphasis         Funds Management
                                    on current income.                              Group, LLC
------------------------------------------------------------------------------------------------------
CHARTER/SM/ REAL                    Seeks to achieve maximum real return.       .   AXA Equitable
  ASSETS                                                                            Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL    Class B       Seeks to achieve long-term growth of        .   AXA Equitable
  CAP GROWTH                        capital with an emphasis on risk-adjusted       Funds Management
                                    returns and managing volatility in the          Group, LLC
                                    Portfolio.                                  .   BlackRock
                                                                                    Investment
                                                                                    Management, LLC
                                                                                .   Lord, Abbett &
                                                                                    Co. LLC
                                                                                .   Morgan Stanley
                                                                                    Investment
                                                                                    Management Inc.
                                                                                .   NorthPointe
                                                                                    Capital, LLC
------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL    Class B       Seeks to achieve long-term growth of        .   AXA Equitable
  CAP VALUE                         capital with an emphasis on risk-adjusted       Funds Management
                                    returns and managing volatility in the          Group, LLC
                                    Portfolio.                                  .   BlackRock
                                                                                    Investment
                                                                                    Management, LLC
                                                                                .   Franklin Advisory
                                                                                    Services, LLC
                                                                                .   Pacific Global
                                                                                    Investment
                                                                                    Management Company
------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 AXA PREMIER VIP                                                                MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)
------------------------------------------------------------------------------------------------------
MULTIMANAGER          Class B       Seeks to achieve long-term growth of        .   Allianz Global
  TECHNOLOGY                        capital.                                        Investors U.S. LLC
                                                                                .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
                                                                                .   SSgA Funds
                                                                                    Management, Inc.
                                                                                .   Wellington
                                                                                    Management
                                                                                    Company, LLP
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 EQ ADVISORS                                                                    MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)
------------------------------------------------------------------------------------------------------
ALL ASSET             Class IB      Seeks long-term capital appreciation and    .   AXA Equitable
  AGGRESSIVE - ALT                  current income, with a greater emphasis         Funds Management
  25                                on capital appreciation.                        Group, LLC
------------------------------------------------------------------------------------------------------
ALL ASSET                           Seeks long-term capital appreciation.       .   AXA Equitable
  AGGRESSIVE - ALT                                                                  Funds Management
  50                                                                                Group, LLC
------------------------------------------------------------------------------------------------------
ALL ASSET                           Seeks long-term capital appreciation.       .   AXA Equitable
  AGGRESSIVE - ALT                                                                  Funds Management
  75                                                                                Group, LLC
------------------------------------------------------------------------------------------------------
AXA SMARTBETA/TM/                   Seeks to achieve long-term capital          .   AXA Equitable
  EQUITY                            appreciation.                                   Funds Management
                                                                                    Group, LLC
                                                                                .   AXA Rosenberg
                                                                                    Management, LLC
------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN  Class IB      Seeks to achieve total return from long-    .   AllianceBernstein
  DYNAMIC WEALTH                    term growth of capital and income.              L.P.
  STRATEGIES
------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN  Class IB      Seeks to achieve a balance of current       .
  SHORT DURATION                    income and capital appreciation,                AllianceBernstein,
  GOVERNMENT BOND                   consistent with a prudent level of risk.        L.P.
------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN  Class IB      Seeks to achieve long-term growth of        .   AllianceBernstein
  SMALL CAP GROWTH                  capital.                                        L.P.
------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC    Class IB      Seeks to achieve capital appreciation and   .   BlackRock
  VALUE EQUITY                      secondarily, income.                            Investment
                                                                                    Management, LLC
------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS    Class IB      Seeks a combination of growth and           .   Boston Advisors,
  EQUITY INCOME                     income to achieve an above-average and          LLC
                                    consistent total return.
------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY   Class IB      Seeks to achieve long-term capital          .   Calvert
  RESPONSIBLE                       appreciation.                                   Investment
                                                                                    Management Inc.
------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK       Class IB      Seeks to achieve a total return before      .   AllianceBernstein
  INDEX                             expenses that approximates the total            L.P.
                                    return performance of the Russell 3000
                                    Index, including reinvestment of
                                    dividends, at a risk level consistent with
                                    that of the Russell 3000 Index.
------------------------------------------------------------------------------------------------------
EQ/CONVERTIBLE                      Seeks a high level of total return.         .   AXA Equitable
  SECURITIES                                                                        Funds Management
                                                                                    Group, LLC
                                                                                .   Palisade Capital
                                                                                    Management, LLC
------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX    Class IB      Seeks to achieve a total return before      .   AXA Equitable
                                    expenses that approximates the total            Funds Management
                                    return performance of the Barclays              Group, LLC
                                    Intermediate U.S. Government/Credit         .   SSgA Funds
                                    Index, including reinvestment of                Management, Inc.
                                    dividends, at a risk level consistent with
                                    that of the Barclays Intermediate U.S.
                                    Government/Credit Index.
------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 EQ ADVISORS                                                                    MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)
------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS   Class IB      Seeks to achieve long-term growth of        .   AllianceBernstein
  EQUITY PLUS                       capital.                                        L.P.
                                                                                .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
                                                                                .   EARNEST Partners,
                                                                                    LLC
------------------------------------------------------------------------------------------------------
EQ/ENERGY ETF                       Seeks long-term capital appreciation.       .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX   Class IB      Seeks to achieve a total return before      .   AllianceBernstein
                                    expenses that approximates the total            L.P.
                                    return performance of the S&P 500 Index,
                                    including reinvestment of dividends, at a
                                    risk level consistent with that of the S&P
                                    500 Index.
------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS      Class IB      Seeks to achieve capital appreciation.      .   GAMCO Asset
  AND ACQUISITIONS                                                                  Management, Inc.
------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL        Class IB      Seeks to maximize capital appreciation.     .   GAMCO Asset
  COMPANY VALUE                                                                     Management, Inc.
------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD BOND    Class IB      Seeks to maximize current income.           .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
                                                                                .   AXA Investment
                                                                                    Managers, Inc.
------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE       Class IB      Seeks to achieve a total return before      .   AXA Equitable
  GOVERNMENT BOND                   expenses that approximates the total            Funds Management
                                    return performance of the Barclays              Group, LLC
                                    Intermediate U.S. Government Bond           .   SSgA Funds
                                    Index, including reinvestment of                Management, Inc.
                                    dividends, at a risk level consistent with
                                    that of the Barclays Intermediate U.S.
                                    Government Bond Index.
------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL      Class IB      Seeks to achieve a total return (before     .   AllianceBernstein
  EQUITY INDEX                      expenses) that approximates the total           L.P.
                                    return performance of a composite index
                                    comprised of 40% DJ EURO STOXX 50
                                    Index, 25% FTSE 100 Index, 25% TOPIX
                                    Index, and 10% S&P/ASX 200 Index,
                                    including reinvestment of dividends, at a
                                    risk level consistent with that of the
                                    composite index.
------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH   Class IB      Seeks to achieve a total return before      .   AllianceBernstein
  INDEX                             expenses that approximates the total            L.P.
                                    return performance of the Russell 1000
                                    Growth Index, including reinvestment of
                                    dividends at a risk level consistent with
                                    that of the Russell 1000 Growth Index.
------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE    Class IB      Seeks to achieve a total return before      .   SSgA Funds
  INDEX                             expenses that approximates the total            Management, Inc.
                                    return performance of the Russell 1000
                                    Value Index, including reinvestment of
                                    dividends, at a risk level consistent with
                                    that of the Russell 1000 Value Index.
------------------------------------------------------------------------------------------------------
EQ/LOW VOLATILITY                   Seeks long-term capital appreciation with   .   AXA Equitable
  GLOBAL ETF                        lower absolute volatility than the broad        Funds Management
                                    equity markets.                                 Group, LLC
------------------------------------------------------------------------------------------------------
EQ/MFS                Class IB      Seeks to achieve capital appreciation.      .   Massachusetts
  INTERNATIONAL                                                                     Financial
  GROWTH                                                                            Services Company
                                                                                    d/b/a MFS
                                                                                    Investment
                                                                                    Management
------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------
                                                                                    INVESTMENT
 EQ ADVISORS                                                                        MANAGER (OR
 TRUST PORTFOLIO                                                                    SUB-ADVISER(S), AS
 NAME                 SHARE CLASS   OBJECTIVE                                       APPLICABLE)
----------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX      Class IB      Seeks to achieve a total return before          .   SSgA Funds
                                    expenses that approximates the total return         Management, Inc.
                                    performance of the S&P Mid Cap 400 Index,
                                    including reinvestment of dividends, at a risk
                                    level consistent with that of the S&P Mid
                                    Cap 400 Index.
----------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET       Class IB      Seeks to obtain a high level of current         .   The Dreyfus
                                    income, preserve its assets and maintain            Corporation
                                    liquidity.
----------------------------------------------------------------------------------------------------------
EQ/MONTAG &           Class IB      Seeks to achieve capital appreciation.          .   Montag &
  CALDWELL GROWTH                                                                       Caldwell, LLC
----------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY     Class IB      Seeks to achieve capital growth.                .   Morgan Stanley
  MID CAP GROWTH                                                                        Investment
                                                                                        Management Inc.
----------------------------------------------------------------------------------------------------------
EQ/NATURAL            Class IB      Seeks to achieve long-term growth of            .   AllianceBernstein
  RESOURCES PLUS                    capital.                                            L.P.
                                                                                    .   AXA Equitable
                                                                                        Funds Management
                                                                                        Group, LLC
                                                                                    .   RBC Global Asset
                                                                                        Management (U.S.)
                                                                                        Inc.
----------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER        Class IB      Seeks to achieve capital appreciation.          .   OppenheimerFunds,
  GLOBAL                                                                                Inc.
----------------------------------------------------------------------------------------------------------
EQ/PIMCO GLOBAL       Class IB      Seeks to achieve maximum real return,           .   Pacific
  REAL RETURN                       consistent with preservation of capital             Investment
                                    and prudent investment management.                  Management
                                                                                        Company, LLC
----------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA        Class IB      Seeks to generate a return in excess of         .   Pacific
  SHORT BOND                        traditional money market products while             Investment
                                    maintaining an emphasis on preservation             Management
                                    of capital and liquidity.                           Company, LLC
----------------------------------------------------------------------------------------------------------
EQ/REAL ESTATE PLUS   Class IB      Seeks to provide long-term capital              .   AllianceBernstein
                                    appreciation and current income.                    L.P.
                                                                                    .   AXA Equitable
                                                                                        Funds Management
                                                                                        Group, LLC
                                                                                    .   Pacific
                                                                                        Investment
                                                                                        Management
                                                                                        Company, LLC
----------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY      Class IB      Seeks to replicate as closely as possible       .   AllianceBernstein
  INDEX                             (before expenses) the total return of the           L.P.
                                    Russell 2000 Index.
----------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE      Class IB      Seeks to achieve long-term capital              .   T. Rowe Price
  GROWTH STOCK                      appreciation and secondarily, income.               Associates, Inc.
----------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GLOBAL   Class IB      Seeks to achieve long-term capital growth       .   AXA Equitable
  EQUITY                            with an emphasis on risk adjusted returns           Funds Management
                                    and managing volatility in the Portfolio.           Group, LLC
                                                                                    .   BlackRock
                                                                                        Investment
                                                                                        Management, LLC
                                                                                    .   Templeton
                                                                                        Investment
                                                                                        Counsel, LLC
----------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------
 AIM VARIABLE
 INSURANCE FUNDS
 (INVESCO VARIABLE
 INSURANCE
 FUNDS) -- SERIES II                                                                   INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                        SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
INVESCO V.I.          The Fund's investment objective is total return with a low to    .   Invesco Advisers, Inc.
  BALANCED-RISK       moderate correlation to traditional financial market indices.
  ALLOCATION FUND
---------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL   The fund's investment objective is long-term growth of capital.  .   Invesco Advisers, Inc.
  HEALTH CARE FUND
---------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL   The fund's investment objective is total return through          .   Invesco Advisers, Inc.
  REAL ESTATE FUND    growth of capital and current income.                            .   Invesco Asset Management
                                                                                           Limited
---------------------------------------------------------------------------------------------------------------------
INVESCO V.I. HIGH     The fund's investment objective is total return, comprised       .   Invesco Advisers, Inc.
  YIELD FUND          of current income and capital appreciation.
---------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------
 AIM VARIABLE
 INSURANCE FUNDS
 (INVESCO VARIABLE
 INSURANCE
 FUNDS) -- SERIES II                                                          INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
INVESCO V.I.          The fund's investment objective is long-term growth of  .   Invesco Advisers, Inc.
  INTERNATIONAL       capital.
  GROWTH FUND
------------------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL    The fund's investment objective is long-term growth of  .   Invesco Advisers, Inc.
  CAP EQUITY FUND     capital.




-------------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE
 PORTFOLIOS, INC.
 -- CLASS II                                                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                       SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP  VP Inflation Protection pursues long-term total return using a  .   American Century
  INFLATION          strategy that seeks to protect against U.S. inflation.              Investment Management,
  PROTECTION                                                                             Inc.
  FUND/SM/
-------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP  The fund seeks long-term capital growth. Income is a            .   American Century
  MID CAP VALUE FUND secondary objective.                                                Investment Management,
                                                                                         Inc.




-----------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R)
 PORTFOLIO NAME --                                                                 INVESTMENT MANAGER (OR
 CLASS 4 SHARES       OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE
-----------------------------------------------------------------------------------------------------------------
ASSET ALLOCATION      The Fund's investment objective is to provide you with       .   Capital Research and
  FUND/SM/            high total return (including income and capital gains)           Managmeent Company
                      consistent with preservation of capital over the long term.
-----------------------------------------------------------------------------------------------------------------
GLOBAL GROWTH         The fund's investment objective is to provide you with       .   Capital Research and
  FUND/SM/            long-term growth of capital.                                     Managmeent Company
-----------------------------------------------------------------------------------------------------------------
GROWTH-INCOME         The fund's investment objectives are to achieve long-term    .   Capital Research and
  FUND/SM/            growth of capital and income.                                    Management Company
-----------------------------------------------------------------------------------------------------------------
GLOBAL SMALL          The fund's investment objective is to provide you with       .   Capital Research and
  CAPITALIZATION      long-term growth of capital.                                     Management Company
  FUND/SM/
-----------------------------------------------------------------------------------------------------------------
INTERNATIONAL         The fund's investment objective is to provide you with long- .   Capital Research and
  GROWTH AND INCOME   term growth of capital while providing current income.           Management Company
  FUND/SM/
-----------------------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)     The fund's investment objective is long-term capital         .   Capital Research and
                      appreciation.                                                    Management Company
-----------------------------------------------------------------------------------------------------------------
 BLACKROCK VARIABLE
 SERIES
 FUNDS, INC. --
 CLASS III                                                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
BLACKROCK GLOBAL      To seek high total investment return.                        .   Advisor: BlackRock
  ALLOCATION V.I.                                                                      Advisors, LLC
  FUND                                                                             .   Sub Advisor: BlackRock
                                                                                       International Limited
                                                                                   .   Sub Advisor: BlackRock
                                                                                       Investment Management, LLC
-----------------------------------------------------------------------------------------------------------------
BLACKROCK GLOBAL      To seek long-term growth of capital.                         .   Advisor: BlackRock
  OPPORTUNITIES                                                                        Advisors, LLC.
  V.I. FUND                                                                        .   Sub Advisor: BlackRock
                                                                                       International Limited.
                                                                                   .   Sub Advisor: BlackRock
                                                                                       Investment Management,
                                                                                       LLC.
-----------------------------------------------------------------------------------------------------------------
 DELAWARE VARIABLE
 INSURANCE PRODUCT
 (VIP)(R) TRUST --                                                                 INVESTMENT MANAGER (OR
 SERVICE CLASS        OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)       Seeks maximum total return, consistent with reasonable       .   Delaware Management
  DIVERSIFIED         risk.                                                            Company
  INCOME SERIES
-----------------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)       Seeks long-term capital appreciation.                        .   Delaware Management
  EMERGING MARKETS                                                                     Company
  SERIES
-----------------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)       Seeks maximum total return, consistent with reasonable       .   Delaware Management
  LIMITED-TERM        risk.                                                            Company
  DIVERSIFIED
  INCOME SERIES




-----------------------------------------------------------------------------------------------
 EATON VANCE                                                     INVESTMENT MANAGER (OR
 VARIABLE TRUST      OBJECTIVE                                   SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------
EATON VANCE VT       to provide a high level of current income.  .   Eaton Vance Management
  FLOATING-RATE
  INCOME FUND
-----------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 FEDERATED
 INSURANCE SERIES --                                                           INVESTMENT MANAGER (OR
 SERVICE SHARES       OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
FEDERATED HIGH        The Fund's investment objective is to seek high current  .   Federated Equity
  INCOME BOND FUND    income.                                                      Management Company of
  II                                                                               Pennsylvania
                                                                               .   The Fund's Sub-Adviser is
                                                                                   Federated Global
                                                                                   Investment Management
                                                                                   Corp.
-------------------------------------------------------------------------------------------------------------
FEDERATED KAUFMANN    The Fund's investment objective is seeking capital       .   Federated Equity
  FUND II             appreciation by investing principally in common stocks.      Management Company of
                                                                                   Pennsylvania
                                                                               .   The Fund's Sub-Adviser is
                                                                                   Federated Global
                                                                                   Investment Management
                                                                                   Corp.



---------------------------------------------------------------------------------------------------------------
 FIDELITY(R)
 VARIABLE INSURANCE
 PRODUCTS (VIP) -
 SERVICE CLASS 2                                                                 INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks long-term capital appreciation.                       .   Fidelity Management &
  CONTRAFUND(R)                                                                      Research Company (FMR)
  PORTFOLIO
---------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID  Seeks long-term growth of capital.                          .   Fidelity Management &
  CAP PORTFOLIO                                                                      Research Company (FMR)
---------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks a high level of current income. The fund may also     .   Fidelity Management &
  STRATEGIC INCOME   seek capital appreciation.                                      Research Company (FMR)
  PORTFOLIO
---------------------------------------------------------------------------------------------------------------
 FIRST TRUST
 VARIABLE INSURANCE
 TRUST                                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW      Seeks to provide total return by allocating among           .   First Trust Advisors L.P.
  JONES DIVIDEND &   dividend-paying stocks and investment grade bonds.
  INCOME ALLOCATION
  PORTFOLIO
---------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST --
 CLASS 2                                                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME      Seeks to maximize income while maintaining prospects        .   Franklin Advisers, Inc.
  SECURITIES FUND    for capital appreciation.
---------------------------------------------------------------------------------------------------------------
FRANKLIN RISING      Seeks long-term capital appreciation, with preservation of  .   Franklin Advisory
  DIVIDENDS          capital as an important consideration.                          Services, LLC
  SECURITIES FUND
---------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON   The Fund's principal investment goal is capital             .   Fund Administrator:
  VIP FOUNDING       appreciation. Its secondary goal is income.                     Franklin Templeton
  FUNDS ALLOCATION                                                                   Services, LLC
  FUND
---------------------------------------------------------------------------------------------------------------
MUTUAL SHARES        The Fund's principal investment goal is capital             .   Franklin Mutual Advisers,
  SECURITIES FUND    appreciation. Its secondary goal is income.                     LLC
---------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL     Seeks high current income, consistent with preservation     .   Franklin Advisers, Inc.
  BOND SECURITIES    of capital. Capital appreciation is a secondary
  FUND               consideration.




-----------------------------------------------------------------------------------------------------------
 GUGGENHEIM
 VARIABLE TRUST                                                              INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
GUGGENHEIM VT        The Fund seeks to generate positive total returns over  .   Security Investors, LLC,
  GLOBAL MANAGED     time.                                                       which operates under the
  FUTURES STRATEGY                                                               name Guggenheim
  FUND                                                                           Investment.
-----------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE
 PORTFOLIOS                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET  To seek to provide total return.                        .   Waddell & Reed Investment
  STRATEGY                                                                       Management Company
                                                                                 (WRIMCO)
-----------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY To seek to provide capital growth and appreciation.     .   Waddell & Reed Investment
                                                                                 Management Company
                                                                                 (WRIMCO)
-----------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE
 PORTFOLIOS                                                                   INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MICRO  To seek to provide growth of capital.                    .   Waddell & Reed Investment
  CAP GROWTH                                                                      Management Company
                                                                                  (WRIMCO) and sub-advised
                                                                                  by Wall Street
                                                                                  Associates, LLC (WSA)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP        To seek to provide growth of capital.                    .   Waddell & Reed Investment
  SCIENCE AND                                                                     Management Company
  TECHNOLOGY                                                                      (WRIMCO)
------------------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES
 --
 INSTITUTIONAL                                                                INVESTMENT MANAGER (OR
 SHARES              OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
BALANCED PORTFOLIO   Seeks long-term capital growth, consistent with          .   Janus Capital Management
                     preservation of capital and balanced by current income.      LLC
------------------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES
 --                                                                           INVESTMENT MANAGER (OR
 SERVICE SHARES      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
JANUS ASPEN          Flexible Bond portfolio seeks to obtain maximum total    .   Janus Capital Management
  FLEXIBLE BOND      return, consistent with preservation of capital.             LLC
  PORTFOLIO
------------------------------------------------------------------------------------------------------------
JANUS ASPEN INTECH   Intech US Low Volatility Portfolio seeks capital         .   Janus Capital Management
  U.S. LOW           appreciation.                                                LLC, Sub-Advisor INTECH
  VOLATILITY                                                                      Investment Management, LLC
  PORTFOLIO
------------------------------------------------------------------------------------------------------------
 JPMORGAN INSURANCE
 TRUST --                                                                     INVESTMENT MANAGER (OR
 CLASS 2 SHARES      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
JPMORGAN INSURANCE   Seeks to provide high total return comprised of capital  .   J.P. Morgan Investment
  TRUST              growth and current income from a portfolio of equity         Management Inc.
  INTERNATIONAL      securities of foreign companies.
  EQUITY PORTFOLIO
------------------------------------------------------------------------------------------------------------
JPMORGAN INSURANCE   Seeks to provide long-term capital growth primarily in   .   J.P. Morgan Investment
  TRUST INTREPID     equity securities.                                           Management Inc.
  GROWTH PORTFOLIO
------------------------------------------------------------------------------------------------------------
JPMORGAN INSURANCE   Seeks growth of capital and secondarily, current income  .   J.P. Morgan Investment
  TRUST MID CAP      by investing primarily in equity securities.                 Management Inc.
  GROWTH PORTFOLIO
------------------------------------------------------------------------------------------------------------
 LAZARD RETIREMENT
 SERIES, INC. --
 SERVICE SHARES                                                               INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT    Seeks long-term capital appreciation.                    .   Lazard Asset Management
  EMERGING MARKETS                                                                LLC
  EQUITY PORTFOLIO
------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES
 FUND, INC. --
 CLASS VC                                                                     INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND     The fund's investment objective is to seek high current  .   Lord, Abbett & Co. LLC
  DEBENTURE          income and the opportunity for capital appreciation to
  PORTFOLIO (VC)     produce a high total return.




--------------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUSTS --
 SERVICE CLASS                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
MFS(R)                The fund's investment objective is to seek capital        .   Massachusetts Financial
  INTERNATIONAL       appreciation.                                                 Services Company
  VALUE PORTFOLIO
--------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS      The fund's investment objective is to seek capital        .   Massachusetts Financial
  TRUST SERIES        appreciation.                                                 Services Company
--------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH       The fund's investment objective is to seek capital        .   Massachusetts Financial
  SERIES              appreciation.                                                 Services Company
--------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES      The fund's investment objective is to seek total return.  .   Massachusetts Financial
  SERIES                                                                            Services Company
--------------------------------------------------------------------------------------------------------------
MFS(R) VALUE SERIES   The fund's investment objective is to seek capital        .   Massachusetts Financial
                      appreciation.                                                 Services Company
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
 NORTHERN LIGHTS
 VARIABLE TRUSTS                                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
7TWELVE/TM/           The Portfolio seeks to provide superior volatility risk-  .   7Twelve Advisors, LLC
  BALANCED PORTFOLIO  adjusted returns when compared to the bond and equity markets in general.
--------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST --
 ADMINISTRATIVE                                                                       INVESTMENT MANAGER (OR
 CLASS                   OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
PIMCO GLOBAL BOND        Seeks maximum total return, consistent with preservation     .   Pacific Investment
  PORTFOLIO              of capital and prudent investment management.                    Management Company, LLC
  (UNHEDGED)
--------------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST --
 ADVISOR CLASS                                                                        INVESTMENT MANAGER (OR
 PORTFOLIO NAME          OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
PIMCO                    Seeks maximum real return consistent with prudent            .   Pacific Investment
  COMMODITYREALRETURN(R) investment management.                                           Management Company LLC
  STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------------------------------
PIMCO EMERGING           Seeks maximum total return, consistent with preservation     .   Pacific Investment
  MARKETS BOND           of capital and prudent investment management.                    Management Company LLC
  PORTFOLIO
--------------------------------------------------------------------------------------------------------------------
PIMCO GLOBAL             The Portfolio seeks maximum long-term absolute return,       .   Pacific Investment
  MULTI-ASSET            consistent with prudent management of portfolio volatility.      Management Company LLC
  PORTFOLIO


----------------------------------------------------------------------------------------------------------------
 PUTNAM VARIABLE
 TRUST -- IB SHARE
 CLASS                                                                            INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------
PUTNAM VT ABSOLUTE   Putnam VT Absolute Return 500 Fund seeks to earn a           .   Putnam Investment
  RETURN 500 FUND    positive total return that exceeds the rate of inflation by      Management, LLC
                     500 basis points (or 5.00%) on an annualized basis over
                     a reasonable period of time (generally at least three years or more) regardless of market conditions.




-----------------------------------------------------------------------------------------------------------------
 SEI INSURANCE                                                                     INVESTMENT MANAGER (OR
 PRODUCT TRUST        OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
SEI VP Market Plus    Long-term capital appreciation.                              .   SEI Investments
  Strategy Fund                                                                        Management Corporation
-----------------------------------------------------------------------------------------------------------------
SEI VP Conservative   Manage risk of loss while providing the opportunity for      .   SEI Investments
  Strategy Fund       modest capital appreciation.                                     Management Corporation
-----------------------------------------------------------------------------------------------------------------
SEI VP Balanced       Capital appreciation while maintaining broad equity and      .   SEI Investments
  Strategy Fund       fixed income market participation.                               Management Corporation
-----------------------------------------------------------------------------------------------------------------
SEI VP Market         Capital appreciation while maintaining broad equity and      .   SEI Investments
  Growth Strategy     fixed income market participation.                               Management Corporation
  Fund
-----------------------------------------------------------------------------------------------------------------
SEI VP Moderate       Capital appreciation, while managing the risk of loss.       .   SEI Investments
  Strategy Fund                                                                        Management Corporation
-----------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE
 EQUITY SERIES,                                                                    INVESTMENT MANAGER (OR
 INC. PORTFOLIO NAME  OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks to provide substantial dividend income as well as      .   T. Rowe Price Associates,
  EQUITY INCOME       long-term growth of capital through investments in the           Inc.
  PORTFOLIO - II      common stocks of established companies.
-----------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks long-term capital appreciation through investment      .   T. Rowe Price Associates,
  HEALTH SCIENCES     in companies expected to benefit from changes in the             Inc.
  PORTFOLIO - II      health care, medicine or life sciences fields.
-----------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST                                                                 INVESTMENT MANAGER (OR
 -- INITIAL SHARES    OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
VAN ECK VIP           Seeks long-term capital appreciation by investing primarily  .   Van Eck Associates
  EMERGING MARKETS    in equity securities in emerging markets around the world.       Corporation
  FUND
-----------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL    Seeks long-term capital appreciation by investing            .   Van Eck Associates
  HARD ASSETS FUND    primarily in "hard asset" securities. Income is a secondary      Corporation
                      consideration.
-----------------------------------------------------------------------------------------------------------------
VAN ECK VIP           Seeks high total return -- income plus capital               .   Van Eck Associates
  UNCONSTRAINED       appreciation -- by investing globally, primarily in a            Corporation
  EMERGING MARKETS    variety of debt securities.
  BOND FUND

-------------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST
 --
 S CLASS                                                                             INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                       SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL   Seeks long-term capital appreciation by investing primarily in  .   Van Eck Associates
  HARD ASSETS FUND   "hard asset" securities. Income is a secondary consideration.       Corporation
-------------------------------------------------------------------------------------------------------------------



YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVE, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                   PORTFOLIOS OF THE TRUSTS -- OUTSIDE VITS

ALLOCATING YOUR CONTRIBUTIONS

Your initial contribution and any subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit (either in writing or electronically, depending on the form being used) new allocation instructions on a form that we provide. The maximum number of investment options that may be listed in your allocation instructions on file or for rebalancing (whether scheduled/recurring or one time) is 100.

TRANSFERS. Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

Transfer requests do not change the allocation instructions on file for any future contribution or scheduled/recurring rebalancing. This means that upon the next scheduled/recurring rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. For more information about transferring your account value, please see "Transferring your money among investment options" later in this Prospectus.

You may also provide instructions for a one-time rebalancing of your account.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Please note, that an allocation change for future contributions will not automatically change the scheduled/recurring rebalancing instructions on file for your account.

YOUR RESPONSIBILITY FOR ALLOCATION DECISIONS

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

DOLLAR COST AVERAGING


We offer a dollar cost averaging program via scheduled transfers from the EQ/Money Market investment option to the other available variable investment options. The program allows you to gradually allocate amounts to available variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.


--------------------------------------------------------------------------------
UNITS MEASURE YOUR VALUE IN EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------


You may dollar cost average from the EQ/Money Market investment option, subject to the following:

..   Initial contributions to the program must be at least $5,000 (i.e., your value in the EQ/Money Market variable investment option must be at least $5,000 when you begin the program).


..   Contributions into the program may be new contributions, or you may transfer amounts allocated to other variable investment options to initiate the program.

..   You may choose either a 3 month, 6 month, or 12 month time period for participation in the dollar cost averaging program; however, you may only have one time period in effect at any time and once you select a time period, you may not change it and subsequent contributions or transfers into the program will not extend the duration of an existing program.


..   Currently, your account value may only be transferred from the program into the variable investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis.

..   For the program, you may select different variable investment options than those in your allocation instructions on file, except that you may not do so on your initial application for the contract.

..   If the value in the EQ/Money Market variable investment option is less than or equal to the scheduled transfer amount, the entire amount in the account will be transferred and the program will terminate.

..   We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you.

..   Recurring/scheduled rebalancing is available while the dollar cost averaging program is in effect. However, for NQ contracts where Income Edge is elected, the dollar cost averaging program remains available.


..   You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging program. Note that participation in the dollar cost averaging program is not cancelled by your request for a one-time rebalancing of your account. The dollar cost averaging program is not available in all states. See Appendix III later in this Prospectus for more information on state availability.

                        CONTRACT FEATURES AND BENEFITS

ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the annuity payout options. The annuity payout options are discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL INCOME TAX RULES. THERE ARE A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE CONTRACT, HOW THE CONTRACT IS PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE CONTRACT. A PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE MAKING A DECISION TO PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is intended only for beneficiaries who plan to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY AN IRA
BENEFICIARY:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See Appendix II later in this Prospectus for more information.

..   Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

                        CONTRACT FEATURES AND BENEFITS

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY A NON-SPOUSAL APPLICABLE PLAN BENEFICIARY:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See Appendix II later in this Prospectus for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

FEATURES OF THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT WHICH APPLY TO EITHER TYPE OF OWNER:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An inherited IRA beneficiary continuation contract is not available for owners over age 70.


..   You may make transfers among the investment options. In addition, you may participate in the dollar cost averaging program.


..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   If you die, we will pay to a beneficiary that you choose the account value.

..   Upon your death, your beneficiary has the option to continue taking required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix III to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution. In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your "free look" period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information" later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE


Your "account value" is the total of the values you have in the variable investment options.


Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the total amount or a pro rata portion of the annual administrative charge (as applicable); and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS


Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administrative expenses; and

(iii)distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)increased to reflect additional contributions;

(ii)decreased to reflect a withdrawal (plus withdrawal charges if applicable);
    or

(iii)increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.

INSUFFICIENT ACCOUNT VALUE


Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals (including withdrawals for the payment of fees and charges under the contract) and/or poor market performance. Upon such termination, you will lose all your rights under your contract.

                       DETERMINING YOUR CONTRACT'S VALUE

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

..   Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

Some states may have additional transfer restrictions. Please see Appendix III later in this Prospectus.

We will confirm all transfers in writing or, if you are enrolled in electronic delivery, electronically.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

REBALANCING YOUR ACCOUNT VALUE

Our rebalancing program offers two options -- scheduled/recurring rebalancing and one-time rebalancing -- that you can use to automatically reallocate your account value among the variable investment options.

To enroll in the scheduled/recurring rebalancing program, you must notify us in writing by completing our investment option selection form, telling us:

(a)in whole percentages only, the percentage you want invested in each variable investment option, and
(b)how often you want the rebalancing to occur (quarterly, semiannually, or annually).


While your scheduled/recurring rebalancing program is in effect, we will transfer amounts among each variable investment option, so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value must be included in the scheduled/recurring rebalancing program. Currently, we permit rebalancing of up to 100 investment options.


--------------------------------------------------------------------------------
REBALANCING DOES NOT ASSURE A PROFIT OR PROTECT AGAINST LOSS. YOU SHOULD PERIODICALLY REVIEW YOUR ALLOCATION PERCENTAGES AS YOUR NEEDS CHANGE. YOU MAY WANT TO DISCUSS THE REBALANCING PROGRAM WITH YOUR FINANCIAL PROFESSIONAL BEFORE ELECTING THE PROGRAM.
--------------------------------------------------------------------------------


You may elect or terminate the scheduled/recurring rebalancing program at any time. You may also change your allocations under the scheduled/recurring program at any time. Once enrolled in the scheduled/recurring rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our scheduled/recurring rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your scheduled/recurring program. Changes to your allocation instructions for the scheduled/recurring rebalancing program (or termination of your enrollment in the program) may be requested through Online Account Access; otherwise, they must be made in writing and sent to our processing office. The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of Income Edge.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are a part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered into participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE


You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options (excluding amounts in the dollar cost averaging program (if any), from which withdrawals are deducted only if there is insufficient value in all other variable investment options) unless you instruct us otherwise (except Income Edge scheduled payments, which are always deducted pro rata). The table below shows the methods available under each type of contract. More information follows the table.


METHOD OF WITHDRAWAL

--------------------------------------------------------------------------------------------------------
                                                                             PRE-AGE   LIFETIME
                                                                              59 1/2   REQUIRED  INCOME
                                                                               SUB-     MINIMUM   EDGE
                                                                     SYSTE- STANTIALLY DISTRIBU- PAYMENT
                         CONTRACT                            PARTIAL MATIC    EQUAL      TION    PROGRAM
--------------------------------------------------------------------------------------------------------
NQ                                                             Yes    Yes      Yes       No        Yes
--------------------------------------------------------------------------------------------------------
Traditional IRA                                                Yes    Yes      Yes       Yes       No
--------------------------------------------------------------------------------------------------------
Roth IRA                                                       Yes    Yes      Yes       No        No
--------------------------------------------------------------------------------------------------------
Inherited IRA                                                  Yes    No       No        /(1)/     No
--------------------------------------------------------------------------------------------------------
QP/(2)/                                                        Yes    No       No        No        No
--------------------------------------------------------------------------------------------------------

(1)The contract pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(2)All payments are made to the plan trust as owner of the contract. See "Appendix IV: Purchase considerations for QP contracts" later in this Prospectus.

--------------------------------------------------------------------------------
ALL REQUESTS FOR WITHDRAWALS MUST BE MADE ON A SPECIFIC FORM THAT WE PROVIDE. PLEASE SEE "HOW TO REACH US" UNDER "WHO IS AXA EQUITABLE?" EARLIER IN THIS PROSPECTUS FOR MORE INFORMATION.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS
(ALL CONTRACTS)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

For Investment Edge contracts, partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any partial withdrawal request will terminate the systematic withdrawal option.

For NQ contracts, special rules apply to partial withdrawals (also referred to as redemptions) following election of Income Edge. Please see "Income Edge" later in this section for more information.

SYSTEMATIC WITHDRAWALS
(ALL CONTRACTS EXCEPT INHERITED IRA AND QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

If your contract is subject to withdrawal charges, you may take systematic withdrawals of a fixed dollar amount or percentage of account value on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.


If your contract is subject to withdrawal charges and any applicable withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. HOWEVER, IF YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION TO YOUR CONTRACT, THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. For Investment Edge Select and Investment Edge ADV series contracts, you may not elect a systematic withdrawal option in excess of 10% of your account value annually.


If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   you must select a date that is more than three calendar days prior to your contract date anniversary; and

..   you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract date anniversary.

You may elect to take systematic withdrawals at any time however:

..   for NQ contracts, you may not elect to take systematic withdrawals once you have elected Income Edge; and

..   if you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time. In addition, for NQ contracts, the option is automatically canceled upon election of Income Edge.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You

                             ACCESSING YOUR MONEY
may then elect a new systematic withdrawal option. In addition, you may not take systematic withdrawals if you are taking substantially equal withdrawals as described below. For IRA contracts, if a required minimum distribution withdrawal is made while the systematic withdrawal option is in effect, the option will be terminated.

For Investment Edge contracts, systematic withdrawals are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while systematic withdrawals are being taken will be subject to withdrawal charges to the extent they exceed the 10% free withdrawal amount.

SUBSTANTIALLY EQUAL WITHDRAWALS

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. For traditional IRA and Roth IRA contracts, substantially equal withdrawals are also referred to as "72(t) exception withdrawals". For NQ contracts, substantially equal withdrawals are also referred to as "72(q) exception withdrawals." See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59 1/2 or five full years after the first withdrawal. If you stop or alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before you reach age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month or within 28 days of the date on which your contract was issued. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; (iii) you contribute any more to the contract or; (iv) for NQ contracts, you elect Income Edge after the mandatory period (after five years from the first 72(q) exception withdrawal and you have reached age 59 1/2). Unless you are eligible to and have elected Income Edge, you may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

For Investment Edge contracts, substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while substantially equal withdrawals are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount, and will also terminate the substantially equal withdrawal option.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(TRADITIONAL IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN THIS
PROSPECTUS)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation.

You may elect this service in the year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually and will be taken pro rata from all investment options. See "Required minimum distributions" in "Tax information" later in this Prospectus.

This service is not available under QP contracts.

This service does not generate automatic RMD payments during the first calendar year in which your contract was issued. Therefore, if you are making a rollover or transfer contribution to the contract after age 70 1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
FOR TRADITIONAL IRA CONTRACTS, WE WILL SEND A FORM OUTLINING THE DISTRIBUTION OPTIONS AVAILABLE IN THE YEAR YOU REACH AGE 70 1/2 (IF YOU HAVE NOT BEGUN YOUR ANNUITY PAYMENTS BEFORE THAT TIME).
--------------------------------------------------------------------------------

If you elect our RMD service, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   you must select a date that is more than three calendar days prior to your contract anniversary; and

..   you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the service, subject to the restrictions listed above. You must wait at least 28 days after your contract is issued before your RMD service withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract anniversary.


For Investment Edge contracts, we do not impose a withdrawal charge on RMD payments taken through our automatic RMD service, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while RMD payments are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount.

                             ACCESSING YOUR MONEY

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

INCOME EDGE PAYMENT PROGRAM
(FOR NQ CONTRACTS ONLY)

You may elect Income Edge, a payment program which, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes (the "Tax-Free Amount").(1) In order to elect this feature, at the time of election your account value must be (i) at least $25,000 (does not apply before the first contract date anniversary), and
(ii) more than your cost basis in the contract. In addition, there are certain age requirements for electing this feature, which are described below, and in some states there may be other limitations regarding election of Income Edge. Please see Appendix III later in this Prospectus for more information. You also cannot elect Income Edge while you are receiving systematic or 72(q) exception withdrawals.(2) Note that for contracts purchased through a Section 1035 exchange, Income Edge cannot be elected unless all expected contributions have been received; in addition, you will be responsible for ensuring that the cost basis information for all contracts being exchanged into the Investment Edge contract has been reported to us by the original insurance companies. Finally, for contracts with a non-natural owner, Income Edge may only be elected where the contract is owned by a trust or other entity as an agent or nominee for an individual.

There are two methods for determining the maximum period of time over which we will make payments under this feature: Single Election and Joint Election. Under Single Election, payments will be made over a defined period which, while not life contingent, is measured by the age of one person -- the owner or, for jointly owned contracts or contracts with a non-natural owner and joint annuitants, the person selected upon election (the Applicable Individual), while under Joint Election the defined period is measured by the age of the younger of two persons selected upon election (also the Applicable Individual) who may be, but need not be, spouses. For contracts with non-natural owners, choosing the Single Election method will result in the defined period being measured by the age of the annuitant or, in the case of joint annuitants, the age of the younger joint annuitant. At the same time that you elect Income Edge, you may add a successor owner or joint annuitant to your contract in order to choose the Joint Election method. Note that under both methods, the defined period is also used to determine the maximum period over which your cost basis in the contract will be recovered.

In order to elect the Single Election method, the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. Note that for jointly owned contracts where the Single Election method is chosen, the owner who is not chosen as the Applicable Individual need not satisfy this age requirement. In order to elect the Joint Election method, both persons who are eligible to be designated as the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. In order to elect the Joint Election method for contracts with either
(i) an individual owner or (ii) a non-natural owner with a single annuitant, the individual added to the contract as either a successor owner or joint annuitant for purposes of electing the Joint Election method must meet the age requirements set forth above. In addition, please note that adding a successor owner or joint annuitant to the contract in connection with making the election may change your beneficiary designation. See "Your beneficiary and payment of death benefit" in "Payment of Death Benefit" later in this Prospectus.
----------
(1)Unlike systematic withdrawals and 72(q) exception withdrawals, these payments cannot be stopped once they begin.
(2)This prohibition does not apply after the mandatory period has elapsed. See "Substantially equal withdrawals" earlier in this section.

If the Single Election method is chosen, the maximum period over which you will receive payments (and recover your cost basis in the contract) is determined by the following formula: Age 95 minus the age of the Applicable Individual at the time that Income Edge is elected. If the Joint Election method is chosen, that period is determined by the following formula: Age 100 minus the age of the Applicable Individual at the time that Income Edge is elected. Under either method, a shorter period than that calculated by the applicable formula can be chosen; however, for Investment Edge Select and Investment Edge ADV contracts, that period cannot be shorter than 10 years and for Investment Edge contracts, that period cannot be shorter than 15 years. Please see the following table for examples of the payment period calculation.

------------------------------------------------------------------
                     AGE OF
                   APPLICABLE      MAXIMUM
CHOSEN PAYMENT    INDIVIDUAL AT    PAYMENT     SHORTER PAYMENT
 PERIOD METHOD   TIME OF ELECTION   PERIOD    PERIOD AVAILABLE?
------------------------------------------------------------------
Single Election  63                32 years  Yes (at least 10
                                             years or 15 years,
                                             depending on
                                             contract version)
------------------------------------------------------------------
Single Election  81                14 years  Yes for Investment
                                             Edge Select and
                                             Investment Edge
                                             ADV contracts (at
                                             least 10 years); No
                                             for Investment Edge
                                             contracts
------------------------------------------------------------------
Joint Election   63                37 years  Yes (at least 10 or
                                             15 years depending
                                             on contract version)
------------------------------------------------------------------
Joint Election   81                19 years  Yes (at least 10 or
                                             15 years depending
                                             on contract version)
------------------------------------------------------------------

The amount of the payments we will make is redetermined on an annual basis, meaning that the amount of your payments may vary each year of the payment period (called an Annual Payout Period). In contrast, the amount of each payment that is considered to be the return of a portion of your cost basis in the contract is determined at the time that you elect Income Edge and does not change during the payment period.

You may choose to receive monthly, quarterly, or annual payments during each Annual Payout Period over the payment period. A change in your chosen payment frequency is not permitted. You may request to have your payments made on any day of the month, subject to the following restrictions:

..   you must select a date that is no more than one payment mode away from the date on which you elect Income Edge;

..   you cannot select the 29th, 30th, or 31st; and

..   you must elect a date that is more than three calendar days prior to the anniversary of the date on which you elected Income Edge (the "Income Edge Anniversary Date").

                             ACCESSING YOUR MONEY

If you do not select a date, we will make the payments on the same day of the month as the day we receive your request to elect Income Edge, subject to the restrictions listed above.

For the first Annual Payout Period, the total amount of payments for that year is calculated by dividing your account value at the time that you elect Income Edge by the payment period selected.(1) For each subsequent Annual Payout Period the total amount of payments for that year is calculated by dividing your account value on the last day of the preceding Annual Payout Period by the remaining number of years in the payment period as of the first day of the current Annual Payout Period. If not sooner, your account value will always equal zero by the end of the payment period selected. Note that we reserve the right to change the manner in which Income Edge scheduled payments are calculated, but such a change will not affect any payments made pursuant to an Income Edge election that preceded the effective date of the change. Please see below for an example of the payment amount calculation.

In addition, see Appendix VI for a demonstration of the payment amount calculation as a percentage of account value.

EXAMPLE
Income Edge is elected on 6/15/2015 with the Single Life election method by an 80 year old contract holder whose account value is $150,000 at the time of election. The contract owner has chosen to receive quarterly payments over the maximum payment period.

--------------------------------------------------------------------
                                  REMAINING
  ANNUAL     ACCOUNT VALUE FOR  NUMBER OF YEARS  TOTAL PAYMENTS FOR
  PAYOUT         PAYMENT          IN PAYMENT       ANNUAL PAYOUT
PERIOD YEAR    CALCULATION          PERIOD            PERIOD
--------------------------------------------------------------------
    1        $150,000           15               $10,000 (in
             (as of 6/15/15)                     quarterly payments
                                                 of $2,500)
--------------------------------------------------------------------
    2        $155,000           14               $11,071.43 (in
             (as of 6/14/16)                     quarterly payments
                                                 of $2,767.86)
--------------------------------------------------------------------
    3        $140,000           13               $10,769.23 (in
             (as of 6/14/17)                     quarterly payments
                                                 of $2,692.31)
--------------------------------------------------------------------
    --
--------------------------------------------------------------------
    15       $12,000            1 (Annual        $12,000 (in
             (as of 6/14/29)    Payout Period    quarterly payments
                                Year 15)         of $3,000)
--------------------------------------------------------------------

Note, however, that if your account value is less than or equal to the amount of any Income Edge scheduled payment on the date that such payment is due, the entire amount of your account value will be paid and your contract will terminate. In addition, if your account value is greater than the amount of the last Income Edge scheduled payment on the date that such payment is due, the last Income Edge scheduled payment will be equal to your entire account value.

Income Edge scheduled payments will be taken pro rata out of all investment options. For Investment Edge contracts, Income Edge scheduled payments are not subject to withdrawal charges and they will not reduce the contribution amounts in the contract that are
----------
(1)Note that during the first Annual Payout Period your monthly or quarterly payments must be at least $250.
subject to withdrawal charges. However, such payments will reduce the 10% free withdrawal amount. If your contract terminates for any reason prior to the end of Income Edge scheduled payments, no further Income Edge scheduled payments will be made.

A portion of each Income Edge scheduled payment represents a return of your cost basis in the contract, and is called the Tax-Free Amount. The Tax-Free Amount for each Annual Payout Period is calculated at the time that you elect Income Edge and does not change once it is calculated. It is calculated by dividing the remaining cost basis in the contract at the time that Income Edge is elected by the number of years in the payment period selected at the time of election. That number is then divided by the number of Income Edge scheduled payments in each Annual Payout Period to determine the Tax-Free Amount that applies to each Income Edge scheduled payment.

For example, if the remaining cost basis in the contract at the time that Income Edge is elected is $100,000, and the payment period chosen at election is 10 years, then the Tax-Free Amount for each Annual Payout Period is $10,000. And if that contract owner had selected quarterly payments, then $2,500 (1/4th of $10,000) would be the amount of each Income Edge scheduled payment that would represent a return of cost basis in the contract.

Your actual cost basis in the contract is reduced by the Tax-Free Amount upon receipt of each Income Edge scheduled payment. Income Edge is designed to deplete your entire cost basis in the contract by the end of the payment period selected. Special rules may apply if you have purchased more than one non-qualified annuity contract from AXA Equitable in the same calendar year. Please see "Tax Information" later in this Prospectus for more information.

All options selected as part of electing Income Edge (e.g., Joint Election, payment period) are final, although you may cancel your election if your request to do so is received prior to the date on which your first Income Edge scheduled payment is made.

Once Income Edge scheduled payments begin, they cannot be stopped, although the contract can be fully redeemed (surrendered) for the then-current account value net of withdrawal charges, if applicable. In addition, upon election of Income Edge the following limitations on your contract apply:

  . Additional contributions -- including Section 1035 exchanges -- to your contract are not permitted.

  . Contract ownership cannot be changed, and no rights under the contract may be assigned.

  . Any systematic withdrawal option or 72(q) substantially equal withdrawal option that is in effect will end.

  . You may not select any of the other annuity payout options available under your contract, and the maturity date is no longer applicable.

  . If you have elected the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes all inconsistent beneficiary designations.

  . Any specified form of death benefit payout that you have selected will be invalidated.

                             ACCESSING YOUR MONEY

  . The beneficiary continuation option, spousal continuation option, and other annuity options are not available to beneficiaries.

In addition, we may impose a premium tax charge on contracts issued in certain states upon election of Income Edge. Please see Appendix III later in this Prospectus for more information. If such a charge is applicable, it will be taken out of your account value on the date that you elect Income Edge on a pro rata basis prior to calculating the Income Edge scheduled payment(s) due during the first Annual Payout Period.

See "Special Rules for NQ contracts when Income Edge is in effect" in "Payment of Death Benefit" for more information on rules that apply upon the death of the owner.

You may make partial withdrawals (redemptions) following election of Income Edge, subject to withdrawal charges, if applicable. Note that unlike Income Edge scheduled payments, no portion of such withdrawals will represent a return of your cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge scheduled payments. In addition, the withdrawal charge schedule remains unchanged upon election of Income Edge, and any withdrawal charge waivers that were in effect at the time that Income Edge was elected will continue to be in effect in accordance with their terms.

HOW WITHDRAWALS (AND INCOME EDGE SCHEDULED PAYMENTS, IF APPLICABLE) ARE TAKEN FROM YOUR ACCOUNT VALUE


We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options. However, all Income Edge scheduled payments will be subtracted on a pro rata basis from your account value in the variable investment options. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the dollar cost averaging program (if any). A partial withdrawal (or, if applicable, Income Edge scheduled payment) from amounts in the dollar cost averaging program (if any) will not terminate the dollar cost averaging program.


If you direct us to subtract an automated withdrawal (systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals) from specific variable investment option(s), and the value in the selected investment option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all other investment options in the contract on the business day after the withdrawal was scheduled to occur. All subsequent automated withdrawals will be processed on a pro-rata basis from all other investment options unless we are instructed otherwise.

For non-automated lump sum withdrawals (i.e., partial withdrawals), if you direct us to subtract such a withdrawal from specific investment option(s) and the value in the selected investment option(s) is less than the requested withdrawal amount, the request will not be processed and we will ask you to amend the request before it can be processed.

WITHDRAWALS TREATED AS SURRENDERS
(NOT APPLICABLE TO INCOME EDGE SCHEDULED PAYMENTS)

If you request to withdraw more than 90% of a contract's current cash value, or if your account value is reduced to zero as a result of a withdrawal, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if you make a withdrawal that would result in a cash value of less than $500. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service (subject to applicable charges; see "Charges and Expenses" later in this Prospectus).

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below. For NQ contracts, see "Income Edge" in this section for details regarding the Income Edge payment program.

Deferred annuity contracts such as Investment Edge provide for conversion to annuity payout status at or before the contract's "maturity date". This is called "annuitization". Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you

                             ACCESSING YOUR MONEY
receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable annuity option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract issue date. Please see Appendix III later in this Prospectus for information on state variations. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section.


In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Investment Edge contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with 60 days advance written notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. For example, assume the contract owner is a 70-year old male and contributes $100,000. Seven years later we announce a change in the guaranteed annuity purchase rate. After this change, the contract owner contributes $45,000. At age 85, the contract owner elects to annuitize the contract. At this time the annuity account value is $260,000, of which $200,000 is attributable to the initial contribution and $60,000 is attributable to the subsequent contribution. Assume the guaranteed annuity purchase rate at the time the contract was issued was 5.63 per $1,000. After the change, the guaranteed annuity purchase rate is 4.79 per $1,000. The guaranteed monthly payment when the contract is annuitized would be $1,413.40 (=200,000 x 5.63 / 1,000 + 60,000 x 4.79 / 1,000).


In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can currently choose from among the payout annuity options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

-------------------------------------------------------------
Fixed annuity payout options   .   Life annuity
                               .   Life annuity with period
                                   certain
                               .   Life annuity with refund
                                   certain
-------------------------------------------------------------

..   LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Investment Edge series contract.

For Investment Edge contracts, there is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed.

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts, as described in "Partial Annuitization" in "Tax Information", is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We currently do not offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial

                             ACCESSING YOUR MONEY
annuitization is available until your annuity maturity date. See "How withdrawals are taken from your account value" earlier in this section.

For NQ contracts, any partial annuitization must take place prior to election of Income Edge. In that case, only the cost basis for the portion of the contract that has not been annuitized will be available under Income Edge. See "Income Edge" earlier in this section.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. Please see Appendix III later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is the Life annuity with period certain not to exceed 10 years.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix III later in this Prospectus for variations that may apply in your state.

                             ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administrative charge

..   A distribution charge


We may also deduct the following charges from your account value. If we deduct these charges from your variable investment options we reduce the number of units credited to your contract:


..   On each contract date anniversary (or, for NQ contracts where Income Edge has been elected, the Income Edge Anniversary Date) -- an annual administrative charge, if applicable.

..   At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

..   At the time annuity payments are to begin including, for NQ contracts,
    Income Edge scheduled payments -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

..   Charge for third-party transfer or exchange.


..   Special services charges (if applicable).

..   Duplicate Annual and/or Quarterly Statement of Account or Annual Payout
    Statement charge (if applicable).


More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Investment Edge series:

   Investment Edge:            0.70%
   Investment Edge Select:     0.75%
   Investment Edge ADV:        0.20%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Investment Edge:            0.30%
   Investment Edge Select:     0.30%
   Investment Edge ADV:        0.10%

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Investment Edge:            0.20%
   Investment Edge Select:     0.20%
   Investment Edge ADV:        0.00%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct a $50 administrative charge from your account value on each contract date anniversary following the first contract date anniversary unless you are enrolled in electronic delivery for the entirety of the preceding contract year. For NQ contracts the charge is deducted on the Income Edge Anniversary Date once Income Edge has been elected. The charge is to compensate us for the cost of providing administrative services in connection with the contract.

                             CHARGES AND EXPENSES

We will deduct this charge from your value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from amounts in the dollar cost averaging program (if any).


If the contract is surrendered or annuitized (not including election of Income
Edge) or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The full amount of the charge will be deducted if you change your status with respect to enrollment in electronic delivery in between contract date anniversaries (or, for NQ contracts where Income Edge has been elected Income Edge Anniversary Dates).

If your account value is insufficient to pay this charge, your contract will terminate without value.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. In addition we reserve the right, at any time but always with prior notice, to charge for any transfers in excess of 12 per contract year (or, for NQ contracts where Income Edge has been elected, per Annual Payout Period).

In the event that such a charge is imposed, it will be subject to the following:

..   We reserve the right, to waive such charge for transfers requested electronically.

..   The charge will never exceed $35 and will be assessed at the time that the transfer is processed.

..   For the purposes of this charge, all transfers made on the same business day as to a particular contract will be considered one transfer.

..   Any transfer charge will be deducted from the investment option(s) from which the transfer was made.


..   No charge will be imposed for transfers made in connection with the dollar cost averaging program.


SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge, which would be deducted from the amount you request following imposition of such a charge. We reserve the right to charge a maximum of $85.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE. Currently, we charge $65 for each third-party transfer or exchange. We deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. This charge will be deducted from the amount you request. We reserve the right to increase this charge to a maximum of $125. Please see Appendix III later in this Prospectus for variations in your state.

DUPLICATE ANNUAL AND/OR QUARTERLY STATEMENT OF ACCOUNT OR ANNUAL PAYOUT STATEMENT CHARGE. Currently, we do not charge for providing a duplicate copy of your Annual or Quarterly Statement of Account or Annual Payout Statement. However, we reserve the right to impose such a charge, regardless of whether you are enrolled in electronic delivery or whether the request is for an electronic or hard copy duplicate of the applicable document. Any such charge would be deducted from your account value in the variable investment options at the time of the request on a pro rata basis.

WITHDRAWAL CHARGE
(FOR INVESTMENT EDGE CONTRACTS ONLY)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in this Prospectus.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

----------------------------------------------------------------------------------------
              WITHDRAWAL CHARGE AS A % OF CONTRIBUTION CONTRACT YEAR
----------------------------------------------------------------------------------------
                                                             1   2   3   4   5     6+
----------------------------------------------------------------------------------------
Investment Edge                                              6%  6%  5%  4%  3%  0%/(1)/
----------------------------------------------------------------------------------------

(1)Charge does not apply in the 6th and subsequent contract years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1," and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

                             CHARGES AND EXPENSES

Please see Appendix III later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

We offer two versions of the contract that do not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. For NQ contracts, following election of Income Edge, the amount is determined using your account value at the beginning of each Annual Payout Period. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contsract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you(1) meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

   -- "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

   -- "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

   -- "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
----------
(1)When used in this section, "you" means (a) for single owner contracts, the owner; (b) for jointly owned contracts, the older owner; (c) for contracts with non-natural owner(s) and a single annuitant, the Annuitant; and (d) for contracts with non-natural owner(s) and joint annuitants, the older annuitant.

   -- "Eating" means feeding oneself by food into the body from a receptacle
      (such as a plate, cup or table) or by a feeding tube or intravenously.

   -- "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

   -- "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. For NQ contracts, we also deduct this charge from your account value as of the date that you elect Income Edge. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Please call our processing office for more information.

FEE-BASED EXPENSES (INVESTMENT EDGE ADV CONTRACTS ONLY)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Investment Edge ADV contract to pay those expenses will be treated like any other withdrawal.

                             CHARGES AND EXPENSES

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

                             CHARGES AND EXPENSES

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary. For NQ contracts where Income Edge has been elected with the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes any inconsistent beneficiary designations. This means that a previous beneficiary designation may be invalidated.

The death benefit is equal to your account value. We determine the amount of the death benefit as of the date we receive satisfactory proof of the owner's or older joint owner's, if applicable, death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
WHEN WE USE THE TERMS OWNER AND JOINT OWNER, WE INTEND THESE TO BE REFERENCES
TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF THE CONTRACT HAS A NON-NATURAL OWNER. IF THE CONTRACT IS JOINTLY OWNED OR IS ISSUED TO A NON-NATURAL OWNER, THE DEATH BENEFIT IS PAYABLE UPON THE DEATH OF THE OLDER JOINT OWNER OR OLDER JOINT ANNUITANT, AS APPLICABLE.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. See "Special Rules for NQ contracts when Income Edge is in effect" later in this section for more information regarding special rules applicable to such contracts.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For NQ contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For NQ contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation."

If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse may have the option to:

..   take the death benefit proceeds in a lump sum;

..   continue the contract as a successor owner under "Spousal continuation" or under our Beneficiary continuation option, as discussed below; or

..   For traditional and Roth IRA contracts, roll the death benefit proceeds over into another similar arrangement.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. Any death proceeds will remain invested in this contract until your spouse's new contract is issued. The amount of the death benefit will be calculated to equal the account value as of the date your spouse's new contract is issued . This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if

                           PAYMENT OF DEATH BENEFIT
payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the terms of the supplemental contract supersede the terms of the contract.

The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or
(4) continue the contract under the Beneficiary continuation option. If the contract continues, withdrawal charges, if applicable under your Investment Edge contract, will no longer apply, and no additional contributions will be permitted. For NQ contracts, election of Income Edge will no longer be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable. Withdrawal charges, if applicable under your contract, will continue to apply and no additional contributions will be permitted. For NQ contracts, election of the Income Edge will no longer be permitted.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

For NQ contracts where Income Edge has not been elected or, if elected, payments have not yet begun, upon your death, the younger spouse joint owner or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

..   In general, withdrawal charges will no longer apply to contribu- tions made before your death. Withdrawal charges, if applicable, will apply if additional contributions are made.

In addition, where such a contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

For jointly owned NQ contracts where Income Edge has not been elected or, if elected, payments have not yet begun, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

..   The withdrawal charge schedule, if applicable, remains in effect.

..   Income Edge may be elected at any time so long as the eligibility rules for the feature are satisfied.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts. For NQ contracts, where Income Edge has not been elected or, if elected, payments have not yet begun, this feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. Please speak with your financial professional or see Appendix III later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary

                           PAYMENT OF DEATH BENEFIT
chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner has not elected Income Edge and dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. In addition, this feature may be available following election of Income Edge if the NQ contract owner dies before the first Income Edge scheduled payment is made. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

IF THE DECEASED IS THE OWNER OR THE OLDER JOINT OWNER:

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

IF THE DECEASED IS THE YOUNGER NON-SPOUSAL JOINT OWNER:

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the 10% free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, and any need for immediate income.

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SPECIAL RULES FOR NQ CONTRACTS WHEN INCOME EDGE IS IN EFFECT

For NQ contracts where Income Edge has been elected prior to the owner's death, the following rules apply upon the death of the owner:

..   Any successor owner or joint annuitant named in connection with the election of Income Edge will supersede any inconsistent designated beneficiary.

..   If the owner dies after the first Income Edge scheduled payment is made,
    Income Edge scheduled payments will continue and will be made to the beneficiary on the same schedule as they would otherwise have been made.

..   The beneficiary (including a joint owner, successor owner, or joint annuitant, as applicable) may instead surrender the contract and take a lump sum payment of the account value.

..   For contracts with named or designated multiple beneficiaries, each beneficiary must choose, as to their share of the proceeds of the contract, whether to (i) continue receiving Income Edge scheduled payments; or (ii) surrender the contract and take a lump sum payment. Each beneficiary will be able to claim their proportionate share of the Tax-Free Amount remaining at the time that all required paperwork for their election is received in good order.

Income Edge scheduled payments will continue to be made to the deceased owner until all required paperwork is received in good order. In the case of multiple beneficiaries, Income Edge scheduled payments to the deceased will continue and be adjusted accordingly until all required paperwork has been received in good order from each beneficiary. Until claimed by the appropriate beneficiary, contract proceeds will remain invested as they were at the time of the owner's death, and will thus be subject to market performance during that time.

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                           PAYMENT OF DEATH BENEFIT

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7. Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Investment Edge series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA, or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect. See Appendix IV at the end of this Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial annuitization" below.

Annuitization under an Investment Edge series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Except as provided in "Income Edge" later in this section, we do not currently offer a period certain option without life contingencies. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes.

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                                TAX INFORMATION

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Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free portion in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contigent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies for partial annuitizations.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

INCOME EDGE


Income Edge is a form of variable annuity payout discussed previously in this Section under "Annuity Payments". Income Edge is intended to annuitize amounts over a specified period of time.


Unlike traditional forms of annuitization, Income Edge allows for a mode of annuitization that provides continuing access to the contract's account balance. Under this method, the payment period is generally determined at the time that Income Edge is elected based on your (and a joint annuitant's, if applicable) age. The account value is then divided by the Annual Payout Periods remaining in the payment period to compute that Annual Payout Period's payout amount. All amounts in the contract are fully distributed under Income Edge by the end of the payment period, if not sooner. You are permitted to select a shorter payment period.

Federal tax law requires that once pay-outs have begun:


..   the Tax-Free Amount will be a fixed dollar amount that will not change from year to year (it will be determined at the time of the election) and will be reported on IRS form 1099-R each year;


..   no further contributions are permitted;

..   once the pay-out starts, it cannot be stopped (except upon surrender or redemption of the contract, if permitted); and

..   Section 1035 exchanges are not available (inbound or outbound).


We believe that the Income Edge variable annuity payout feature complies with current Federal tax law requirements. Although a ruling is not required as a pre-condition for treating Income Edge as a variable payout annuity, we have filed a request for a private letter ruling with the IRS to confirm our belief. Although we believe it very unlikely, it is possible the IRS could decline our request or take a different position.

UNRECOVERED TAX-FREE AMOUNT IN A GIVEN YEAR. We report Tax-Free Amount on IRS Form 1099-R each year. If the scheduled payment amount in any year is less than the Tax-Free Amount this results in unrecovered Tax-Free Amount or a "loss in basis" for that year. The unrecovered Tax-Free Amount may be used later by making an election on a personal income tax return; however, the Tax-Free Amount reported by us in following years will not change. IRS Publication 939 (GENERAL RULE FOR PENSIONS AND ANNUITIES) provides an explanation and example of how to elect to re-compute your tax-free annuity amounts.


We will notify you of any unrecovered cost basis in loss years (and every year thereafter) so you can take appropriate action in consultation with an independent tax advisor on your tax return and amortize the unrecovered amounts over the remaining payment period.

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                                TAX INFORMATION


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Any "unrecovered Tax-Free Amount" must be used by the end of the payment period by amortizing it over the payments from this contract.

If you completely surrender the contract before the end of the payment period and you have a loss, you may be able to report it as an ordinary loss on your tax return. You should discuss this with your tax advisor.

PARTIAL REDEMPTIONS. While Income Edge is in effect, there is flexibility to take additional amounts after Income Edge scheduled payments begin; however, such amounts are generally fully includable in income as amounts not received as an annuity after the annuity starting date. This is regardless of whether there are any gains in the contract. The Tax-Free Amount for future Income Edge scheduled payments is not recalculated due to a partial redemption. Income Edge scheduled payments will continue as planned; however, a partial redemption may cause future Income Edge scheduled payments to be smaller and that, consequently, could cause Income Edge scheduled payments to be less than the Tax-Free Amount for a given year.

1035 EXCHANGES

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract. In addition, Income Edge scheduled payments made to a beneficiary after death will receive the same tax treatment as if they were paid to the owner.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will

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                                TAX INFORMATION

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ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

ADDITIONAL TAX ON NET INVESTMENT INCOME

Taxpayers who have modified adjusted gross income ("MAGI") over a specified amount and who also have specified net investment income may have to pay an additional surtax of 3.8% for taxable years beginning after December 31, 2012. (This tax has been informally referred to as the "Medicare Tax.") For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all versions of Investment Edge series contracts.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel any version of the Investment Edge series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally,

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$5,500 is the maximum amount that you may contribute to all IRAs (traditional
IRAs and Roth IRAs) for 2013, after adjustment for cost-of-living changes. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,500, married individuals filing jointly can contribute up to $11,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,500 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,500 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the nonworking spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($5,500 for 2013 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50-70 1/2"catch-up" contributions ($6,500 for 2013). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

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All distributions from a qualified plan, 403(b) plan or governmental employer
457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2
    ; or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See IRS Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year.

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Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

Certain distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older if made by December 31, 2013.

REQUIRED MINIMUM DISTRIBUTIONS

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st -- April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take

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lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal annual payments using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once

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substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The Investment Edge Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Because the minimum initial contribution required to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2013, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

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You may make direct transfer contributions to a Roth IRA only from another Roth
IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12 month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

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DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

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EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix IV at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information

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ABOUT SEPARATE ACCOUNT NO. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70 operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5)to deregister Separate Account No. 70 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to close a variable investment option to transfers and contributions; and

(9)to add variable investment options and to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plans, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value. The general obligations under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

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The general account is subject to regulation and supervision by the
New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your recurring transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

..   When a charge is to be deducted on a contract date anniversary (or, for NQ contracts where Income Edge has been elected, an Income Edge Anniversary
    Date) that is a non-business day, we will deduct the charge on the next business day.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

..   Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Transfers to or from variable investment options will be made at the unit value next determined after receipt of the transfer request.

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ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 70 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The consolidated financials of AXA Equitable are in the SAI. The financial statement of Separate Account No. 70 is not included in the SAI because as of December 31, 2012, Separate Account No. 70 had not commenced operations. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before (i) annuity payments begin; or (ii) Income Edge scheduled payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office. You may also add an owner to your contact if the new owner is younger than the original owner and (i) your contract had only one owner when issued; and (ii) it is done before annuity payments begin or you elect Income Edge. With respect to ownership transfers and/or assignments in connection with a divorce, you should consider that it may be difficult to effect such transactions following election of Income Edge. In addition, effectuating such a transfer after election of Income Edge may have adverse tax consequences. Please consult your tax advisor for more information.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA or QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

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Loans are not available under Investment Edge series contracts.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract. Collateral assignments are not available after Income Edge or another form of annuity payout is elected. Collateral assignments must be removed before Income Edge or another form of annuity payout is elected. See "Income Edge Payment Program" in "Accessing Your Money" earlier in this Prospectus.

Following a collateral assignment, all withdrawals, distributions and payments are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA ADVISORS COMPENSATION.

FOR INVESTMENT EDGE, AND INVESTMENT EDGE SELECT CONTRACTS:

AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation"). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

FOR INVESTMENT EDGE ADV CONTRACTS:

AXA Equitable pays compensation to AXA Advisors based on the advisory fee associated with the custodial account. For contracts sold through AXA Advisors, AXA Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract versions, AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies.

                               MORE INFORMATION

These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

For Investment Edge, and Investment Edge Select contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same contract. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION.
FOR ALL CONTRACT VERSIONS EXCEPT INVESTMENT EDGE ADV:

AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributor's Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributor's Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract's Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total Compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

FOR INVESTMENT EDGE ADV CONTRACTS:

For contracts sold through AXA Distributors, AXA Distributors will not receive any compensation.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. (THE FOLLOWING SECTION APPLIES TO ALL CONTRACT VERSIONS EXCEPT INVESTMENT EDGE ADV) AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as

                               MORE INFORMATION

"compensation enhancements"). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2012) received additional payments. These additional payments ranged from $200 to $5,352,846. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
American Portfolios Financial Services
Ameriprise Financial Services, Inc.
Ash Brokerage Corporation
BBVA Compass Investment Solutions, Inc.
CCO Investment Services Corporation
Centaurus Financial, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Farmers Financial Solutions
Financial Network Investment Corporation
First Allied Securities, Inc.
First Citizens Investor Services, Inc.
First Tennessee Brokerage, Inc.
Geneos Wealth Management, Inc.
H.D. Vest Investment Securities, Inc.
Harvest Capital, LLC
ING Financial Partners
Investacorp, Inc.
Investment Professionals, Inc.
Investors Capital Corporation
James T. Borello & Co.
Janney Montgomery Scott, LLC
Key Investment Services, LLC
LPL Financial Corporation
Lucia Securities
Meridian Financial Group
Merrill Lynch Life Agency Inc.
Morgan Keegan & Co., Inc.
Morgan Stanley Smith Barney
Multi-Financial Securities Corporation
National Planning Holdings, Inc.
Next Financial Group, Inc.
NFP Securities, Inc.
PNC Investments
Prime Capital Services
PrimeVest Financial Services, Inc.
Raymond James Financial Services
RBC Capital Markets Corporation
Robert W Baird & Company
Securities America, Inc.
Stifel, Nicolaus & Company, Inc.
Summit Brokerage Services, Inc
SunTrust Investments
The Advisor Group
Transamerica Financial Advisors, Inc.
Triad Advisors
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
Wells Fargo Network

                               MORE INFORMATION

Appendix I: Condensed financial information

--------------------------------------------------------------------------------


Because the contracts offered by this Prospectus had not yet been sold as of December 31, 2012, no class of accumulation of units have yet been derived from the contracts offered by this Prospectus.

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

Appendix II: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

             THE FOLLOWING TABLES DESCRIBE THE RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT. THE MINIMUM
                      INITIAL CONTRIBUTION AMOUNT FOR ALL CONTRACT VERSIONS AND TYPES IS $25,000.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                       NQ
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   0-85
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $500
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   After-tax money.
CONTRIBUTIONS
                     .   Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the older of the original Owner(s) and
CONTRIBUTIONS            Annuitant(s) reaches age 86 or, if later, the first contract date anniversary.
                     .   No additional contributions after election of Income Edge.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                 TRADITIONAL IRA
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $50
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer
CONTRIBUTIONS            457(b) plans.

                     .   Rollovers from another traditional individual retirement arrangement.

                     .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

                     .   Regular IRA contributions.

                     .   Additional catch-up contributions.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the
CONTRIBUTIONS            first contract date anniversary.

                     .   Contributions made after age 70 1/2 must be net of required minimum distributions.

                     .   Although we accept regular IRA contributions (limited to $5,500 for 2013) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

                     .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70 1/2 at any time during the calendar year for which the contribution is made.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                    ROTH IRA
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $50
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Rollovers from another Roth IRA.
CONTRIBUTIONS
                     .   Rollovers from a "designated Roth contribution account" under specified retirement plans.

                     .   Conversion rollovers from a traditional IRA or other eligible retirement plan.

                     .   Direct custodian-to-custodian transfers from another Roth IRA.

                     .   Regular Roth IRA contributions.

                     .   Additional catch-up contributions.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the
CONTRIBUTIONS            first contract date anniversary.

                     .   Conversion rollovers after age 70 1/2 must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover.

                     .   Although we accept Roth IRA contributions (limited to $5,500 for 2013) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

                     .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.
-------------------------------------------------------------------------------------------------------------------------

          APPENDIX II: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

--------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                        INHERITED IRA BENEFICIARY CONTINUATION CONTRACT (TRADITIONAL IRA OR ROTH IRA)
--------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                 .   0-70
--------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL         .   $1,000
CONTRIBUTION AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS    .   Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

                           .   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans": qualified plans, 403(b) plans and governmental employer 457(b) plans.
--------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON             .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the
CONTRIBUTIONS                  first contract date anniversary.

                           .   Any additional contributions must be from the same type of IRA of the same deceased owner.

                           .   No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.
--------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                             QP
--------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                 .   20-75
--------------------------------------------------------------------------------------------------------------------------------
MINIMUM INITIAL            .   $25,000
CONTRIBUTION AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT         .   $500
CONTRIBUTION AMOUNT (IF
SUBSEQUENT CONTRIBUTIONS
ARE PERMITTED)
--------------------------------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS    .   Only transfer contributions from other investments within an existing qualified plan trust.

                           .   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

                           .   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
--------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS     .   No additional contributions after the date on which the Annuitant reaches age 75 or, if later,
ON CONTRIBUTIONS TO THE        the first contract date anniversary.
CONTRACT
                           .   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

                           .   We do not accept contributions directly from the employer.

                           .   Only one subsequent contribution can be made during a contract year.

                           .   Contributions made after the annuitant's age 70 1/2 must be net of any required minimum distributions.

See Appendix IV later in this Prospectus for a discussion on purchase considerations for QP contracts.
--------------------------------------------------------------------------------------------------------------------------------

See "Tax information" earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" earlier in this Prospectus. Please review your contract for information on contribution limitations.

          APPENDIX II: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

Appendix III: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Investment Edge series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.

STATES WHERE CERTAIN INVESTMENT EDGE SERIES CONTRACTS' FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
------------------------------------------------------------------------------
CALIFORNIA  See "Your right to cancel        If you reside in California and
            within a certain number of       you are age 60 or older at the
            days" in "Contract features and  time the contract is issued, you
            benefits"                        may return your variable annuity
                                             contract within 30 days from the
                                             date that you receive it and
                                             receive a refund as described
                                             below.

                                             If you allocate your entire
                                             initial contribution to the
                                             EQ/Money Market option, the
                                             amount of your refund will be
                                             equal to your contribution,
                                             unless you make a transfer, in
                                             which case the amount of your
                                             refund will be equal to your
                                             account value on the date we
                                             receive your request to cancel
                                             at our processing office. This
                                             amount could be less than your
                                             initial contribution. If you
                                             allocate any portion of your
                                             initial contribution to variable
                                             investment options other than
                                             the EQ/Money Market option, your
                                             refund will be equal to your
                                             account value on the date we
                                             receive your request to cancel
                                             at our processing office.

                                             "RETURN OF CONTRIBUTION" FREE
                                             LOOK TREATMENT AVAILABLE THROUGH
                                             CERTAIN SELLING BROKERS-DEALERS

                                             Certain selling broker-dealers
                                             offer an allocation method
                                             designed to preserve your right
                                             to a return of your contribu-
                                             tions during the free look
                                             period. At the time of
                                             application, you will instruct
                                             your financial professional as
                                             to how your initial contribution
                                             and any subsequent contributions
                                             should be treated for the
                                             purpose of maintaining your free
                                             look right under the contract.
                                             Please consult your financial
                                             professional to learn more about
                                             the availability of "return of
                                             contribution" free look
                                             treatment.

                                             If you choose "return of
                                             contribution" free look
                                             treatment of your contract, we
                                             will allocate your entire
                                             contribution and any subsequent
                                             contributions made during the 40
                                             day period following the
                                             Contract Date, to the EQ/Money
                                             Market investment option. In the
                                             event you choose to exercise
                                             your free look right under the
                                             contract, you will receive a
                                             refund equal to your
                                             contributions.

                                             If you choose the "return of
                                             contribution" free look
                                             treatment and your contract is
                                             still in effect on the 40th day
                                             (or next business day) following
                                             the Contract Date, we will
                                             automatically reallocate your
                                             account value to the investment
                                             options chosen on your
                                             application.

                                             Any transfers made prior to the
                                             expiration of the 30 day free
                                             look will terminate your right
                                             to "return of contribution"
                                             treatment in the event you
                                             choose to exercise your free
                                             look right under the contract.
                                             Any transfer made prior to the
                                             40th day following the Contract
                                             Date will cancel the automatic
                                             reallocation on the 40th day (or
                                             next business day) following the
                                             Contract Date described above.
                                             If you do not want AXA Equitable
                                             to perform this scheduled
                                             one-time reallocation, you must
                                             call one of our customer service
                                             representatives at 1 (800)
                                             789-7771 before the 40th day
                                             following the Contract Date to
                                             cancel.
------------------------------------------------------------------------------

                                     III-1

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
PUERTO RICO  IRA and Roth IRA                 Available for direct rollovers
                                              from U.S. source 401(a) plans
                                              and direct transfers from the
                                              same type of U.S. source IRAs.

             Inherited IRA                    Not Available

             QP (Defined Benefit) contracts   Not Available

             See "Purchase considerations     We do not offer contracts to
             for a charitable remainder       charitable remainder trusts in
             trust" under "Owner and          Puerto Rico.
             annuitant requirements" in
             "Contract features and benefits"

             See "How you can make            Specific requirements for
             contributions" in "Contract      purchasing QP contracts in
             features and benefits"           Puerto Rico are outlined below
                                              in "Purchase considerations for
                                              QP (Defined Contribution)
                                              contracts in Puerto Rico".

             See "Transfers of ownership,     Transfers of ownership of QP
             collateral assignments, loans    contracts are governed by Puerto
             and borrowing" in "More          Rico law. Please consult your
             information"                     tax, legal or plan advisor if
                                              you intend to transfer ownership
                                              of your contract.

             "Purchase considerations for QP  PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution)           (DEFINED CONTRIBUTION) CONTRACTS
             contracts in Puerto Rico" --     IN PUERTO RICO:
             this section replaces "Appendix  Trustees who are considering the
             IV: Purchase considerations for  purchase of an Investment Edge
             QP contracts" in this            series QP contract in Puerto
             Prospectus.                      Rico should discuss with their
                                              tax, legal and plan advisors
                                              whether this is an appropriate
                                              investment vehicle for the
                                              employer's plan. Trustees should
                                              consider whether the plan
                                              provisions permit the investment
                                              of plan assets in the QP
                                              contract, and the payment of
                                              death benefits in accordance
                                              with the requirements of Puerto
                                              Rico income tax rules. The QP
                                              contract and this Prospectus
                                              should be reviewed in full, and
                                              the following factors, among
                                              others, should be noted.

                                              SOURCE OF INCOME
                                              .   Because this contract is
                                                  issued by a United States
                                                  insurance company, amounts
                                                  paid from the contract
                                                  produce U.S.-source income,
                                                  not Puerto Rico-source
                                                  income. A Puerto Rico
                                                  qualified plan investing in
                                                  assets producing Puerto Rico
                                                  - source income is likely to
                                                  generate a more favorable
                                                  tax result for a participant
                                                  under a Puerto Rico
                                                  qualified plan.

                                              LIMITS ON CONTRACT OWNERSHIP:
                                              .   The QP contract is offered
                                                  only as a funding vehicle to
                                                  qualified plan trusts of
                                                  single participant defined
                                                  contribution plans that are
                                                  tax-qualified under Puerto
                                                  Rico law, not United States
                                                  law. The contract is not
                                                  available to US qualified
                                                  plans or to defined benefit
                                                  plans qualifying under
                                                  Puerto Rico law.

                                              .   The QP contract owner is the
                                                  qualified plan trust. The
                                                  annuitant under the contract
                                                  is the self-employed Puerto
                                                  Rico resident, who is the
                                                  sole plan participant.

                                              .   This product should not be
                                                  purchased if the self-
                                                  employed individual
                                                  anticipates having
                                                  additional employees become
                                                  eligible for the plan. We
                                                  will not allow additional
                                                  contracts to be issued for
                                                  participants other than the
                                                  original business owner.


                                     III-2

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
PUERTO RICO                                   .   If the business that
(CONTINUED)                                       sponsors the plan adds
                                                  another employee who becomes
                                                  eligible for the plan, no
                                                  further contributions may be
                                                  made to the contract. If the
                                                  employer moves the funds to
                                                  another funding vehicle that
                                                  can accommodate more than
                                                  one employee, this move
                                                  could result in withdrawal
                                                  charges, if applicable.

                                              LIMITS ON CONTRIBUTIONS:

                                              .   All contributions must be
                                                  direct transfers from other
                                                  investments within an
                                                  existing qualified plan
                                                  trust.

                                              .   Employer payroll
                                                  contributions are not
                                                  accepted.

                                              .   Only one additional transfer
                                                  contribution may be made per
                                                  contract year.

                                              .   Checks written on accounts
                                                  held in the name of the
                                                  employer instead of the plan
                                                  or the trustee will not be
                                                  accepted.

                                              .   As mentioned above, if a new
                                                  employee becomes eligible
                                                  for the plan, the trustee
                                                  will not be permitted to
                                                  make any further
                                                  contributions to the
                                                  contract established for the
                                                  original business owner.

                                              LIMITS ON PAYMENTS:
                                              .   Loans are not available
                                                  under the contract.

                                              .   All payments are made to the
                                                  plan trust as owner, even
                                                  though the plan
                                                  participant/annuitant is the
                                                  ultimate recipient of the
                                                  benefit payment.

                                              .   AXA Equitable does no tax
                                                  reporting or withholding of
                                                  any kind for payment to the
                                                  plan participant. The plan
                                                  administrator or trustee
                                                  will be solely responsible
                                                  for performing or providing
                                                  for all such services.

                                              .   AXA Equitable does not offer
                                                  contracts that qualify as
                                                  IRAs under Puerto Rico law.

                                              PLAN TERMINATION:
                                              .   If the plan participant
                                                  terminates the business, and
                                                  as a result wishes to
                                                  terminate the plan, the
                                                  trust would have to be kept
                                                  in existence to receive
                                                  payments. This could create
                                                  expenses for the plan.

                                              .   If the plan participant
                                                  terminates the plan and the
                                                  trust is dissolved, or if
                                                  the plan trustee (which may
                                                  or may not be the same as
                                                  the plan participant) is
                                                  unwilling to accept payment
                                                  to the plan trust for any
                                                  reason, AXA Equitable would
                                                  have to change the contract
                                                  from a Puerto Rico QP to NQ
                                                  in order to make payments to
                                                  the individual as the new
                                                  owner. Depending on when
                                                  this occurs, it could be a
                                                  taxable distribution from
                                                  the plan, with a potential
                                                  tax of the entire account
                                                  value of the contract.
                                                  Puerto Rico income tax
                                                  withholding and reporting by
                                                  the plan trustee could apply
                                                  to the distribution
                                                  transaction.

                                              .   AXA Equitable is a U.S.
                                                  insurance company, therefore
                                                  distributions under the NQ
                                                  contract could be subject to
                                                  United States taxation and
                                                  withholding on a "taxable
                                                  amount not determined" basis.
-------------------------------------------------------------------------------


                                     III-3

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

Appendix IV: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of an Investment Edge series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of an Investment Edge series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by an Investment Edge series QP contract or another annuity contract. Therefore, you should purchase an Investment Edge series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.


If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers from the QP contract may also result in withdrawal charges.


In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.


For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.


While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit, prior to the contract conversion.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

             APPENDIX IV: PURCHASE CONSIDERATIONS FOR QP CONTRACTS

Appendix V: Hypothetical illustration

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES


The following tables illustrate the changes in account values under certain hypothetical circumstances for the Investment Edge series contracts (Investment Edge, Investment Edge Select and Investment Edge ADV). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.69)%, 3.31 % for the Investment Edge variable investment options and (2.74)%, 3.26% for the Investment Edge Select variable investment options; (1.79)%,4.21% for the Investment Edge ADV variable investment options; at the 0% and 6% gross annual rates, respectively.


These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the annual administrative charge. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect any applicable administrative charge and withdrawal charge.


With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.54%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 1.03% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

ILLUSTRATION OF ACCOUNT VALUES

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD.

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%



-----------------------------------------------------------------------------------------------------

                                                WITH INCOME EDGE (APPLICABLE TO NON-QUALIFIED MARKET)

    CONTRACT                                                        TAX-FREE          AFTER-TAX
AGE   YEAR     ACCOUNT VALUE      CASH VALUE    PRE-TAX PAYMENT      AMOUNT            INCOME
-----------------------------------------------------------------------------------------------------
                0%       6%      0%       6%     0%        6%       0%       6%       0%       6%
-----------------------------------------------------------------------------------------------------
60      0    $100,000 $100,000 $94,000 $ 94,000     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
61      1      97,310  103,310  91,310   97,310     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
62      2      94,642  106,680  88,642  100,680     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
63      3      92,046  110,161  87,046  105,161     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
64      4      89,520  113,757  85,520  109,757     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
65      5      83,619  113,097  80,619  110,097 3,443     4,375    3,077    3,077    3,341    4,012
-----------------------------------------------------------------------------------------------------
66      6      77,975  112,267  77,975  112,267 3,345     4,524    3,077    3,077    3,270    4,119
-----------------------------------------------------------------------------------------------------
67      7      72,579  111,255  72,579  111,255 3,249     4,678    3,077    3,077    3,201    4,230
-----------------------------------------------------------------------------------------------------
68      8      67,421  110,050  67,421  110,050 3,156     4,837    3,077    3,077    3,134    4,344
-----------------------------------------------------------------------------------------------------
69      9      62,492  108,641  62,492  108,641 3,065     5,002    3,077    3,077    3,065    4,463
-----------------------------------------------------------------------------------------------------
70     10      57,786  107,013  57,786  107,013 2,976     5,173    3,077    3,077    2,976    4,586
-----------------------------------------------------------------------------------------------------
75     15      37,296   95,114  37,296   95,114 2,563     6,128    3,077    3,077    2,563    5,274
-----------------------------------------------------------------------------------------------------
80     20      21,243   75,412  21,243   75,412 2,194     7,281    3,077    3,077    2,194    6,104
-----------------------------------------------------------------------------------------------------
85     25       8,901   45,244   8,901   45,244 1,850     8,713    3,077    3,077    1,850    7,135
-----------------------------------------------------------------------------------------------------
90     30           0        0       0        0 1,369    11,262    3,077    3,077    1,369    8,970
-----------------------------------------------------------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED



-------------------------------------------------

    CONTRACT
AGE   YEAR     ACCOUNT VALUE        CASH VALUE
-------------------------------------------------
                0%       6%        0%       6%
-------------------------------------------------
60      0    $100,000 $100,000   $94,000 $ 94,000
-------------------------------------------------
61      1      97,310  103,310    91,310   97,310
-------------------------------------------------
62      2      94,642  106,680    88,642  100,680
-------------------------------------------------
63      3      92,046  110,161    87,046  105,161
-------------------------------------------------
64      4      89,520  113,757    85,520  109,757
-------------------------------------------------
65      5      87,062  117,472    84,062  114,472
-------------------------------------------------
66      6      84,670  121,311    84,670  121,311
-------------------------------------------------
67      7      82,343  125,276    82,343  125,276
-------------------------------------------------
68      8      80,078  129,373    80,078  129,373
-------------------------------------------------
69      9      77,874  133,605    77,874  133,605
-------------------------------------------------
70     10      75,729  137,977    75,729  137,977
-------------------------------------------------
75     15      65,840  162,108    65,840  162,108
-------------------------------------------------
80     20      57,211  190,506    57,211  190,506
-------------------------------------------------
85     25      49,682  223,925    49,682  223,925
-------------------------------------------------
90     30      43,113  263,253    43,113  263,253
-------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE SELECT
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%



-------------------------------------------------------------------------------------------------------

                                                  WITH INCOME EDGE (APPLICABLE TO NON-QUALIFIED MARKET)

     CONTRACT
AGE    YEAR     ACCOUNT VALUE      CASH VALUE     PRE-TAX PAYMENT    TAX-FREE AMOUNT   AFTER-TAX INCOME
-------------------------------------------------------------------------------------------------------
                 0%       6%       0%       6%     0%        6%       0%       6%       0%       6%
-------------------------------------------------------------------------------------------------------
60       0    $100,000 $100,000 $100,000 $100,000     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
61       1      97,260  103,260   97,260  103,260     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
62       2      94,545  106,576   94,545  106,576     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
63       3      91,905  110,001   91,905  110,001     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
64       4      89,336  113,537   89,336  113,537     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
65       5      83,403  112,821   83,403  112,821 3,436     4,367    3,077    3,077    3,335    4,006
-------------------------------------------------------------------------------------------------------
66       6      77,731  111,936   77,731  111,936 3,336     4,513    3,077    3,077    3,264    4,111
-------------------------------------------------------------------------------------------------------
67       7      72,313  110,871   72,313  110,871 3,239     4,664    3,077    3,077    3,193    4,220
-------------------------------------------------------------------------------------------------------
68       8      67,137  109,615   67,137  109,615 3,144     4,820    3,077    3,077    3,125    4,332
-------------------------------------------------------------------------------------------------------
69       9      62,196  108,156   62,196  108,156 3,052     4,983    3,077    3,077    3,052    4,449
-------------------------------------------------------------------------------------------------------
70      10      57,480  106,482   57,480  106,482 2,962     5,150    3,077    3,077    2,962    4,570
-------------------------------------------------------------------------------------------------------
75      15      36,997   94,399   36,997   94,399 2,544     6,085    3,077    3,077    2,544    5,243
-------------------------------------------------------------------------------------------------------
80      20      21,011   74,647   21,011   74,647 2,172     7,211    3,077    3,077    2,172    6,054
-------------------------------------------------------------------------------------------------------
85      25       8,776   44,659    8,776   44,659 1,825     8,605    3,077    3,077    1,825    7,057
-------------------------------------------------------------------------------------------------------
90      30           0        0        0        0 1,343    11,077    3,077    3,077    1,343    8,837
-------------------------------------------------------------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE SELECT
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED



------------------------------------------------

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE
------------------------------------------------
                0%       6%       0%       6%
------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000
------------------------------------------------
61      1      97,260  103,260   97,260  103,260
------------------------------------------------
62      2      94,545  106,576   94,545  106,576
------------------------------------------------
63      3      91,905  110,001   91,905  110,001
------------------------------------------------
64      4      89,336  113,537   89,336  113,537
------------------------------------------------
65      5      86,839  117,188   86,839  117,188
------------------------------------------------
66      6      84,409  120,958   84,409  120,958
------------------------------------------------
67      7      82,046  124,852   82,046  124,852
------------------------------------------------
68      8      79,748  128,872   79,748  128,872
------------------------------------------------
69      9      77,513  133,023   77,513  133,023
------------------------------------------------
70     10      75,339  137,309   75,339  137,309
------------------------------------------------
75     15      65,331  160,932   65,331  160,932
------------------------------------------------
80     20      56,622  188,664   56,622  188,664
------------------------------------------------
85     25      49,041  221,221   49,041  221,221
------------------------------------------------
90     30      42,444  259,442   42,444  259,442
------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE ADV
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%



------------------------------------------------------------------------------------------------------

                                                 WITH INCOME EDGE (APPLICABLE TO NON-QUALIFIED MARKET)

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE     PRE-TAX PAYMENT    TAX-FREE AMOUNT   AFTER-TAX INCOME
------------------------------------------------------------------------------------------------------
                0%       6%       0%       6%     0%        6%       0%       6%       0%       6%
------------------------------------------------------------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
61      1      98,210  104,210   98,210  104,210     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
62      2      96,402  108,547   96,402  108,547     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
63      3      94,626  113,067   94,626  113,067     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
64      4      92,883  117,777   92,883  117,777     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
65      5      87,598  118,156   87,598  118,156 3,572     4,530    3,077    3,077    3,434    4,123
------------------------------------------------------------------------------------------------------
66      6      82,476  118,354   82,476  118,354 3,504     4,726    3,077    3,077    3,384    4,264
------------------------------------------------------------------------------------------------------
67      7      77,513  118,355   77,513  118,355 3,436     4,931    3,077    3,077    3,336    4,412
------------------------------------------------------------------------------------------------------
68      8      72,705  118,142   72,705  118,142 3,370     5,146    3,077    3,077    3,288    4,567
------------------------------------------------------------------------------------------------------
69      9      68,049  117,696   68,049  117,696 3,305     5,370    3,077    3,077    3,241    4,728
------------------------------------------------------------------------------------------------------
70     10      63,541  116,996   63,541  116,996 3,240     5,605    3,077    3,077    3,195    4,897
------------------------------------------------------------------------------------------------------
75     15      43,091  108,895   43,091  108,895 2,932     6,951    3,077    3,077    2,932    5,866
------------------------------------------------------------------------------------------------------
80     20      25,841   90,524   25,841   90,524 2,641     8,657    3,077    3,077    2,641    7,094
------------------------------------------------------------------------------------------------------
85     25      11,466   57,119   11,466   57,119 2,354    10,884    3,077    3,077    2,354    8,698
------------------------------------------------------------------------------------------------------
90     30           0        0        0        0 1,917    15,139    3,077    3,077    1,917   11,762
------------------------------------------------------------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE ADV
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED



------------------------------------------------

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE
------------------------------------------------
                0%       6%       0%       6%
------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000
------------------------------------------------
61      1      98,210  104,210   98,210  104,210
------------------------------------------------
62      2      96,402  108,547   96,402  108,547
------------------------------------------------
63      3      94,626  113,067   94,626  113,067
------------------------------------------------
64      4      92,883  117,777   92,883  117,777
------------------------------------------------
65      5      91,170  122,686   91,170  122,686
------------------------------------------------
66      6      89,488  127,801   89,488  127,801
------------------------------------------------
67      7      87,836  133,131   87,836  133,131
------------------------------------------------
68      8      86,214  138,686   86,214  138,686
------------------------------------------------
69      9      84,621  144,475   84,621  144,475
------------------------------------------------
70     10      83,056  150,507   83,056  150,507
------------------------------------------------
75     15      75,643  184,699   75,643  184,699
------------------------------------------------
80     20      68,870  226,721   68,870  226,721
------------------------------------------------
85     25      62,681  278,365   62,681  278,365
------------------------------------------------
90     30      57,027  341,834   57,027  341,834
------------------------------------------------

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

Appendix VI: Income Edge scheduled payment amount expressed as a Percentage of Account Value

--------------------------------------------------------------------------------

Table B-1 below sets forth the maximum Payment Period available for select ages under either a Single or Joint Election at the time that Income Edge is elected. The Age column is used only for determining the length of the Payment Period available under Income Edge; these are not annuity factors.

Table B-2 below is provided for your convenience and expresses a given Annual Payout Period's Income Edge scheduled payment amounts as a (rounded) percentage of the contract's account value at that time. The Income Edge Payment Amount percentages are derived from the same payment method discussed earlier in this Prospectus in "Income Edge" in the "Accessing your money" section. The percentage is determined by dividing 1 by the number of remaining Annual Payout Periods.

FOR EXAMPLE:

   ELECTION OF INCOME EDGE. A contract owner is age 80 and chooses the Single Election method when the contract's account value equals $180,000. Table B-1 below provides a maximum Payment Period of 15 years and the contract owner elects to receive Income Edge scheduled payments over that maximum period.

   FIRST INCOME EDGE ANNUAL PAYOUT PERIOD. The payment amount for the first Annual Payout Period is equal to the account value at the time that you elect Income Edge ($180,000) divided by the number of remaining Annual Payout Periods (15), or $12,000.

   Referring to Table B-2 below, the Income Edge scheduled payment amount for the first Annual Payout Period can be expressed as a percentage of the account value. As discussed above, the percentages in Table B-2 were determined by dividing 1 by the remaining Annual Payout Periods. In this example, dividing 1 by the remaining Annual Payout Periods (15) yields 6.7%. Thus, the contract owner can expect to receive approximately 6.7% of the Contract's account value as an Income Edge scheduled payment ($180,000 multiplied by 6.7%, or $12,000) for the first Annual Payout Period.

   SECOND INCOME EDGE ANNUAL PAYOUT PERIOD. Assume the investment performance following the first Annual Payout Period is positive and that the Contract's account value on the day before the second Annual Payout Period begins is $172,000. The $180,000 account value on the day before the first Income Edge Anniversary Date minus the first Annual Payout Period payment amount of $12,000 reduces the account value to $168,000. During the following year assume the investments underlying the Contract gain $6,000 resulting in a value of $172,000 on the day before the second Annual Payout Period begins. The scheduled payment amount for the second Annual Payout Period will be equal to $172,000 divided by the remaining Annual Payout Periods (14), or $12,286. This amount can be expressed as a percentage of the account value by dividing 1 by 14, yielding 7.1%.

We have the right, upon advance notice to you, to change at any time after the Contract Date and before election of Income Edge the Maximum Payment Period used in the table below for calculating Income Edge scheduled payment amounts.

-------------------------------------------------------------------------------
                    TABLE B-1                          TABLE B-2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
              MAXIMUM PAYMENT PERIOD               PAYMENT PERCENTAGE
-------------------------------------------------------------------------------
Age at    Single Election Joint Election       Number of        Payment Amount
time of       To Age          To Age          (Remaining)      as a Percentage
Election        95             100       Annual Payout Periods of Account Value
-------------------------------------------------------------------------------
  60            35              40                40                 2.5%
-------------------------------------------------------------------------------
  61            34              39                39                 2.6%
-------------------------------------------------------------------------------
  62            33              38                38                 2.6%
-------------------------------------------------------------------------------
  63            32              37                37                 2.7%
-------------------------------------------------------------------------------
  64            31              36                36                 2.8%
-------------------------------------------------------------------------------
  65            30              35                35                 2.9%
-------------------------------------------------------------------------------
  66            29              34                34                 2.9%
-------------------------------------------------------------------------------
  67            28              33                33                 3.0%
-------------------------------------------------------------------------------
  68            27              32                32                 3.1%
-------------------------------------------------------------------------------
  69            26              31                31                 3.2%
-------------------------------------------------------------------------------
  70            25              30                30                 3.3%
-------------------------------------------------------------------------------

                                     VI-1

APPENDIX VI: INCOME EDGE SCHEDULED PAYMENT AMOUNT EXPRESSED AS A PERCENTAGE OF
                                 ACCOUNT VALUE

-------------------------------------------------------------------------------
                    TABLE B-1                          TABLE B-2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
              MAXIMUM PAYMENT PERIOD               PAYMENT PERCENTAGE
-------------------------------------------------------------------------------
Age at    Single Election Joint Election       Number of        Payment Amount
time of       To Age          To Age          (Remaining)      as a Percentage
Election        95             100       Annual Payout Periods of Account Value
-------------------------------------------------------------------------------
  71            24              29                29                  3.4%
-------------------------------------------------------------------------------
  72            23              28                28                  3.6%
-------------------------------------------------------------------------------
  73            22              27                27                  3.7%
-------------------------------------------------------------------------------
  74            21              26                26                  3.8%
-------------------------------------------------------------------------------
  75            20              25                25                  4.0%
-------------------------------------------------------------------------------
  76            19              24                24                  4.2%
-------------------------------------------------------------------------------
  77            18              23                23                  4.3%
-------------------------------------------------------------------------------
  78            17              22                22                  4.5%
-------------------------------------------------------------------------------
  79            16              21                21                  4.8%
-------------------------------------------------------------------------------
  80            15              20                20                  5.0%
-------------------------------------------------------------------------------
  81            14              19                19                  5.3%
-------------------------------------------------------------------------------
  82            13              18                18                  5.6%
-------------------------------------------------------------------------------
  83            12              17                17                  5.9%
-------------------------------------------------------------------------------
  84            11              16                16                  6.3%
-------------------------------------------------------------------------------
  85            10              15                15                  6.7%
-------------------------------------------------------------------------------
  86             9              14                14                  7.1%
-------------------------------------------------------------------------------
  87             8              13                13                  7.7%
-------------------------------------------------------------------------------
  88             7              12                12                  8.3%
-------------------------------------------------------------------------------
  89             6              11                11                  9.1%
-------------------------------------------------------------------------------
  90             5              10                10                 10.0%
-------------------------------------------------------------------------------
  91             4               9                 9                 11.1%
-------------------------------------------------------------------------------
  92             3               8                 8                 12.5%
-------------------------------------------------------------------------------
  93             2               7                 7                 14.3%
-------------------------------------------------------------------------------
  94             1               6                 6                 16.7%
-------------------------------------------------------------------------------
  95                             5                 5                 20.0%
-------------------------------------------------------------------------------
  96                             4                 4                 25.0%
-------------------------------------------------------------------------------
  97                             3                 3                 33.3%
-------------------------------------------------------------------------------
  98                             2                 2                 50.0%
-------------------------------------------------------------------------------
  99                             1                 1                100.0%
-------------------------------------------------------------------------------

                                     VI-2

APPENDIX VI: INCOME EDGE SCHEDULED PAYMENT AMOUNT EXPRESSED AS A PERCENTAGE OF
                                 ACCOUNT VALUE

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Unit Values                                                   2

Custodian and Independent Registered Public Accounting Firm   2

Distribution of the Contracts                                 2

Financial Statements                                          2

HOW TO OBTAIN AN INVESTMENT EDGE STATEMENT OF ADDITIONAL INFORMATION FOR
SEPARATE ACCOUNT NO. 70

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

----------------------------------------------------------------------------------
Please send me an Investment Edge SAI for SEPARATE ACCOUNT NO. 70 dated
          , 2013.
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

                                                                Investment Edge

Investment Edge

A variable annuity contract

STATEMENT OF ADDITIONAL INFORMATION
       , 2013

AXA EQUITABLE LIFE INSURANCE COMPANY
1290 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10104

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Investment Edge Prospectus, dated
          , 2013. That Prospectus provides detailed information concerning the contracts and the variable investment options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 70. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions -- Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

        TABLE OF CONTENTS
        Who is AXA Equitable?                                        2
        Unit Values                                                  2
        Custodian and Independent Registered Public Accounting Firm  2
        Distribution of the Contracts                                2
        Financial statements                                         2




             Copyright 2013 AXA Equitable Life Insurance Company.
                             All rights reserved.

                                         Investment Edge
                                                 #554011

WHO IS AXA EQUITABLE?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for Investment Edge.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                   a
                                   ----      --c
                               (   b   )

where:

(a)is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)is the daily operations charge, administrative charge and distribution charge relating to the contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.25%. Your contract charges may be less.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 70. (to be filed by Amendment)


DISTRIBUTION OF THE CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account
No. 70, AXA Equitable paid AXA Distributors, LLC, distribution fees of $575,594,540 in 2012, $562,732,447 in 2011, and $399,625,078 in 2010, as the
distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 70. Of these amounts, for each of these three years, AXA Distributors, LLC retained $16,167,554, $15,092,209, and $10,963,063, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 70, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2012, 2011 and 2010. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 70, $630,130,187 in 2012, $529,410,549 in 2011 and
$576,147,169 in 2010. Of these amounts, AXA Advisors retained $371,036,017, $268,084,019 and $364,376,758, respectively.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statement of Separate Account No. 70 list variable investment options not currently offered under this contract.

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits.

          (a) The following Financial Statements will be included in Part B of the Registration Statement:

              The financial statements of AXA Equitable Life Insurance Company and Separate Account No. 70, to be filed by Amendment.

          (b) Exhibits.

              The following exhibits correspond to those required by paragraph
              (b) of item 24 as to exhibits in Form N-4:

          1. Resolutions of the Board of Directors of Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to exhibit (1) to the Registration Statement (File No. 333-05593) on June 10, 1996.

          2.  Not applicable.

          3.  (a)           Distribution Agreement, dated as of January 1, 1998
                            by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5,
                            2011.

              (a)(i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

              (a)(ii) Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on
                            April 24, 2012.

              (b) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 previously filed with this Registration Statement (File No. 333-64749) on April 19, 2001.

              (c) Transition Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000 previously filed with this Registration Statement (File No. 333-64749) on April 19, 2001.

              (d) General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement (File No. 2-30070) on April 19, 2004.

              (d)(i) First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                            No. 333-05593) on April 24, 2012.

              (d)(ii) Second Amendment dated as of January 1, 2004 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4
                            (File No.333-05593) on April 24, 2012.

              (d)(iii) Third Amendment dated as of July 19, 2004 to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

              (d)(iv) Fourth Amendment dated as of November 1, 2004 to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

              (d)(v) Fifth Amendment dated as of November 1, 2006, to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on
                            April 24, 2012.

              (d)(vi) Sixth Amendment dated as of February 15, 2008, to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

              (d)(vii) Seventh Amendment dated as of February 15, 2008, to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

              (d)(viii) Eighth Amendment dated as of November 1, 2008, to General Agent Sales Agreement dated as of
                            January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

              (d)(ix) Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

              (e) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

              (f) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

          4.  (a)           Flexible Premium Deferred Variable Annuity Contract
                            (ICC13IEBASE1), filed herewith.

              (b) Flexible Premium Deferred Variable Annuity Contract (ICC13IEBASE2), filed herewith.

    5.  (a)      Endorsement applicable to Non-Qualified Contracts
                 (ICC13NQ-IE), filed herewith.

        (b) Endorsement applicable to the Non-Qualified (Income Edge) Payment Program (ICC13NQPP-IE), filed herewith.

        (c) Endorsement applicable to Qualified Defined Contribution Plans (ICC13QPDC-IE), filed herewith.

        (d)      Endorsement applicable to Roth IRA Contracts
                 (ICC13ROTH-IE), filed herewith.

        (e) Endorsement applicable to Traditional IRA Contracts (ICC13IRA-IE), filed herewith.

        (f) Endorsement applicable to Qualified Defined Benefit Plans (ICC13QPDB-IE), filed herewith.

        (g)      Inherited Traditional IRA Beneficiary Continuation Option
                 (BCO) Endorsement (ICC13INHIRA-IE), filed herewith.

        (h) Inherited Roth IRA Beneficiary Continuation Option (BCO) Endorsement (ICC13INHROTH-IE), filed herewith.

        (i)      Data Pages (ICC13DPADV-IE), filed herewith.

        (j)      Data Pages (ICC13DPC-IE), filed herewith.

        (k)      Data Pages (ICC13DPB-IE), filed herewith.

        (l) Table of Guaranteed Annuity Payments (ICC13TGAP-IE), filed herewith.

    6.  (a)      Restated Charter of AXA Equitable, as amended August 31,
                 2010, incorporated herein by reference to Registration
                 Statement on Form N-4, (File No. 333-05593), filed on April
                 24, 2012.

        (b) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

    7.           N.A.

    8.  (a)      Amended and Restated Participation Agreement among EQ
                 Advisors Trust, AXA Equitable Life Insurance Company ("AXA
                 Equitable"), AXA Distributors and AXA Advisors dated July
                 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust
                 Registration Statement on Form N-1A (File No. 333-17217 and
                 811-07953), filed on February 7, 2003.

        (a)(a) Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

        (a)(b) Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.


        (a)(c) Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

        (a)(d) Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

        (a)(e) Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

        (a)(f) Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

        (a)(g) Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

        (a)(h) Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

        (a)(i) Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

        (a)(j) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

        (a)(k) Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

        (a)(l) Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

        (a)(m) Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

        (a)(n) Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

        (a)(o) Amendment No. 15, dated June 7, 2011, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

        (b) Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

        (b)(a) Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

        (b)(b) Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

        (b)(c) Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

        (c) Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

        (c)(i) Amendment No. 1 effective October 15, 2009 among AIM Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, LLC and AXA Distributors, LLC incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

        (c)(ii) Amendment No. 4, effective May 1, 2012 to the Participation Agreement dated July 1, 2005 among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (d) Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-153809), filed on July 8, 2011.

        (d)(i) Amendment No. 2, effective May 1, 2012 to the Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc., previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (d)(ii) Amendment No. 3, effective September 1, 2013 to the Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc. filed herewith.

        (e) Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (e)(i) Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (e)(ii) Amendment No. 4, effective August 27, 2013 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, filed herewith.

        (f) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, dated April 16, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

        (f)(i) First Amendment effective May 1, 2012 to Amended and Restated Participation Agreement dated April 16, 2010 among AXA Equitable Life Insurance Company, Fidelity Distributors Corporation and Variable Insurance Products Funds, Variable Insurance Products Funds II, Variable Insurance Products Funds III, Variable Insurance Products Funds IV and Variable Insurance Products Funds V, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (g) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust,
                 Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-160951) on November 16, 2009.

        (g)(i) Amendment No. 3 effective as of May 1, 2010 to Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

        (g)(ii) Amendment No. 5 effective as of May 1, 2012 to Participation Agreement dated July 1, 2005 and subsequently amended June 5, 2007, November 1, 2009, May 1, 2010 and August 16, 2010 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisers LLC and AXA Distributors LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (h) Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., effective October 23, 2009 previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (h)(i) Second Amendment effective May 1, 2012 to the Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (h)(ii) Third Amendment effective September 5, 2013, to the Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, filed herewith.

        (i) Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, effective October 20, 2009 previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (i)(i) Amendment No. 2, effective May 1, 2012 to the Participation Agreement dated October 20, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Lazard Retirement Series, Inc. and Lazard Asset Management Securities, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (j) Participation Agreement dated July 18, 2002 among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-160951) on November 16, 2009.

        (j)(i) Amendment No. 1, effective May 1, 2012 to the Participation Agreement dated March 15, 2010 among AXA Equitable Life Insurance Company, MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Fund Distributors, Inc., previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (k) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

        (k)(i) Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated July 20, 2005 among AXA Equitable Life Insurance Company, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (l) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds
                 Distributions LLC, dated December 1, 2001, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

        (l)(i) Third Amendment dated October 20, 2009 effective October 20, 2009, to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (l)(ii) Fifth Amendment effective May 1, 2012 to the Participation Agreement dated December 1, 2001, as amended on April 1, 2002, May 30, 2002, October 20, 2009 and April 1, 2010
                 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (m) Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated
                 August 7, 2000, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951), filed on November 16, 2009.

        (m)(i) Amendment No. 1 dated October 13, 2009 to the Participation Agreement, (the "Agreement") dated August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the "Parties") adding AXA Equitable Insurance Company Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (m)(ii) Amendment No. 3 effective May 1, 2012 to the Participation Agreement dated August 7, 2000 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, Van Eck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (n) Participation Agreement, by and among AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

        (n)(i) Amendment No. 1, effective May 1, 2012 to the Participation Agreement dated August 27, 2010 among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

        (o) Participation Agreement dated April 12, 2012 among AXA Equitable Life Insurance Company, Northern Lights Variable Trust and 7Twelve Advisors, LLC, filed herewith.

        (p) Participation Agreement dated April 20, 2012 among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., filed herewith.

        (q) Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the "Funds"), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

        (r) Participation Agreement by and between AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, and Rydex Distributors, LLC, dated September 1, 2010 incorporated herein by reference to Registration Statement on Form N-4 (333-160951), on December 2, 2010 and refiled with this Registration Statement on Form N-4A (File No. 333-182796) on October 4, 2012.

        (s) Participation Agreement by and among AXA Equitable Life Insurance Company, J. P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., dated April 1, 2011, filed herewith.

        (s)(i) Amendment No. 1, effective August 20, 2013, to the Participation Agreement by and among AXA Equitable Life Insurance Company, J. P. Morgan Investment Management Inc. and JPMorgan Funds Management Inc., filed herewith.

        (t) Participation Agreement by and among AXA Equitable Life Insurance Company, Delaware VIP Trust, Delaware Management Company, a series of Delaware Management Business Trust and Delaware Distributors, L.P. dated July 9, 2010, filed herewith.

        (t)(i) Amendment No. 1, effective August 23, 2013, to the Participation Agreement by and among AXA Equitable Life Insurance Company, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. filed herewith.

        (u) Participation Agreement by and between AXA Equitable Life Insurance Company and Janus Aspen Series, dated July 26, 2005, filed herewith.

    9. Opinion and Consent of Dodie Kent, Esq., Vice President and Associate General Counsel, filed herewith.

          10. (a) Consent of independent registered public accounting firm, to be filed by Amendment.

              (b)      Powers of Attorney, filed herewith.

          11.          Not applicable.

          12.          Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.


NAME AND PRINCIPAL              POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                AXA EQUITABLE
------------------              --------------------------
DIRECTORS

Henri de Castries               Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                   Director
AXA
25, Avenue Matignon
75008 Paris, France

Barbara Fallon-Walsh            Director
113 Waterford Circle
Berwyn, PA 19312

Danny L. Hale                   Director
900 20th Avenue South
Nashville, TN 37212

Anthony J. Hamilton             Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Peter S. Kraus                  Director
AllianceBernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Ramon de Oliveira               Director
Investment Audit Practice, LLC
70 South Fifth Street
Park Ridge, NJ 07656

Bertram Scott                   Director
Affinity Health Plans
2500 Halsey Street, #2
Bronx, NY 10461

Lorie A. Slutsky                Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Richard C. Vaughan              Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTOR

*Mark Pearson                   Director, Chairman of the Board and
                                Chief Executive Officer

OTHER OFFICERS

*Anders B. Malmstrom            Senior Executive Director
                                and Chief Financial Officer

*Andrea M. Nitzan               Executive Director
                                and Chief Accounting Officer

*Michael B. Healy       Executive Vice President
                        and Chief Information Officer

*Salvatore Piazzolla    Senior Executive and Chief Human Resources
                        Officer

*Mary Fernald           Lead Director

*David Kam              Managing Director and Actuary

*Kevin E. Murray        Executive Director

*Anthony F. Recine      Managing Director, Chief Compliance
                        Officer and Deputy General Counsel

*Karen Field Hazin      Lead Director, Secretary and Associate
                        General Counsel

*Dave S. Hattem         Senior Executive Vice President and General
                        Counsel

*Michel Perrin          Managing Director and Actuary

*Naomi J. Weinstein     Lead Director

*Nicholas B. Lane       Senior Executive Director and
                        President, Retirement Savings

*Robert O. Wright, Jr.  Senior Executive Vice President and Head of
                        Wealth Management

*Amy J. Radin           Senior Executive Director and
                        Chief Marketing Officer

*Joshua E. Braverman    Senior Executive Vice President and
                        Treasurer

*Kevin Molloy           Senior Executive Director

*Keith Floman           Managing Director and Chief Actuary

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

                 Separate Account No. 70 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

                 AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                 (a) The 2012 AXA Group Organization Charts are incorporated herein by reference to Exhibit 26 to Registration Statement (File No. 333-182903) on Form N-4, filed November 27, 2012.

                 (b) The AXA Financial, Inc. - Subsidiary Organization Chart:
Q2-2013 is incorporated herein by reference to Exhibit 26(b) to Registration Statement (File No. 333-190033) on Form N-4 filed July 19, 2013.

Item 27. Number of Contractowners

         As of this date, the Registrant has not commenced sales of the contract under this Registration Statement. Therefore, there are no contract-owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

         (a)    Indemnification of Directors and Officers

         The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

         7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

                The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, St. Paul Travelers, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $100 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b)    Indemnification of Principal Underwriters

                To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

         (c)    Undertaking

                Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

       (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America are the principal underwriters for Separate Accounts 70, 49, and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, 301, A and I, and MONY Variable Account S, and Keynote Series Account. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC, is 1290 Avenue of the Americas, NY, NY 10104.

       (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.


(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA ADVISORS LLC)
------------------                 --------------------------------------

*Christine Nigro                   Senior Vice President and Divisional
                                   President

*Anders B. Malmstrom               Director

*Amy J. Radin                      Director

*Manish Agarwal                    Director

*Nicholas B. Lane                  Director and Chief Retirement Services
                                   Officer

*Robert O. Wright, Jr.             Director and Chairman of the Board

*Frank Massa                       Director, President and Chief Operating
                                   Officer

*Philip Pescatore                  Chief Risk Officer

*Susan La Vallee                   Senior Vice President

*David M. Kahal                    Senior Vice President

*George Papazicos                  Senior Vice President

*Vincent Parascandola              Senior Vice President, Divisional President
                                   and Chief Sales Officer

*Mary Jean Bonadonna               Vice President and Broker-Dealer Chief
                                   Compliance Officer

*Robert P. Walsh                   Vice President and Chief Financial Crime
                                   Officer

*Page Pennell                      Vice President

*Maurya Keating                    Vice President, Chief Broker Dealer Counsel
                                   and Investment Advisor Chief Compliance
                                   Officer

*Francesca Divone                  Secretary

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

Sue Ann Charles                    Assistant Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
------------------                 --------------------------------------------

*Nicholas B. Lane                  Director, Chairman of the Board, President,
                                   Chief Executive Officer and Chief Retirement
                                   Savings Officer

*Michael P. McCarthy               Director, Senior Vice President and
                                   National Sales Manager

*David Ciotta                      Senior Vice President

*Todd Solash                       Senior Vice President

*Nelida Garcia                     Senior Vice President

*Peter D. Golden                   Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Windy Lawrence                    Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Timothy P. O'Hara                 Senior Vice President

*Michael Schumacher                Senior Vice President

*Manish Agarwal                    Senior Vice President

*David Kahal                       Senior Vice President

*John C. Taroni                    Vice President and Treasurer

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Robert P. Walsh                   Vice President and Chief AML Officer

*Francesca Divone                  Secretary

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The contract files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

         The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                AXA Equitable represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts.

                The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 4th day of October, 2013.

                                             SEPARATE ACCOUNT NO. 70 OF
                                             AXA EQUITABLE LIFE INSURANCE
                                             COMPANY
                                                        (Registrant)

                                             By:  AXA Equitable Life Insurance
                                                  Company
                                                        (Depositor)

                                             By:  /s/ Dodie Kent
                                                  -----------------------------
                                                  Dodie Kent
                                                  Vice President and Associate
                                                  General Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 4th day of October, 2013.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)

                                         By:  /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Associate
                                              General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer
                               and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan              Executive Director and Chief Accounting Officer

*DIRECTORS:

Mark Pearson                Peter S. Kraus       Lorie A. Slutsky
Barbara Fallon-Walsh        Denis Duverne        Richard C. Vaughan
Danny L. Hale               Anthony J. Hamilton  Ramon de Oliveira
Henri de Castries           Bertram Scott

*By:  /s/ Dodie Kent
      -------------------------
      Dodie Kent
      Attorney-in-Fact
      October 4, 2013

                                 EXHIBIT INDEX

EXHIBIT                                                              TAG
NO.                                                                  VALUE
-------                                                              -----

 4(a)     Flexible Premium Deferred Variable Annuity Contract
          (ICC13IEBASE1)                                             EX-99.4a

  (b)     Flexible Premium Deferred Variable Annuity Contract
          (ICC13IEBASE2)                                             EX-99.4b

 5(a)     Endorsement applicable to Non-Qualified Contracts
          (ICC13NQ-IE)                                               EX-99.5a

  (b)     Endorsement applicable to the Non-Qualified (Income Edge)
          Payment Program (ICC13NQPP-IE)                             EX-99.5b

  (c)     Endorsement applicable to Qualified Defined Contribution
          Plans (ICC13QPDC-IE)                                       EX-99.5c

  (d)     Endorsement applicable to Roth IRA Contracts
          (ICC13ROTH-IE)                                             EX-99.5d

  (e)     Endorsement applicable to Traditional IRA Contracts
          (ICC13IRA-IE)                                              EX-99.5e

  (f)     Endorsement applicable to Qualified Defined Benefit Plans
          (ICC13QPDB-IE)                                             EX-99.5f

  (g)     Inherited Traditional IRA Beneficiary Continuation Option
          (BCO) Endorsement (ICC13INHIRA-IE)                         EX-99.5g

  (h)     Inherited Roth IRA Beneficiary Continuation Option (BCO)
          Endorsement (ICC13INHROTH-IE)                              EX-99.5h

  (i)     Data Pages (ICC13DPADV-IE)                                 EX-99.5i

  (j)     Data Pages (ICC13DPC-IE)                                   EX-99.5j

  (k)     Data Pages (ICC13DPB-IE)                                   EX-99.5k

  (l)     Table of Guaranteed Annuity Payments (ICC13TGAP-IE)        EX-99.5l

 8(d)(ii) Amendment No. 3, effective September 1, 2013 to the
          Participation Agreement dated October 15, 2009 among AXA
          Equitable Life Insurance Company, MONY Life Insurance
          Company of America, American Century Investment
          Management, Inc. and American Century Investment
          Services, Inc. filed herewith.                             EX-99.8dii

  (e)(ii) Amendment No. 4, effective August 27, 2013 to the
          Participation Agreement dated October 16, 2009 among AXA
          Equitable Life Insurance Company, MONY Life Insurance
          Company of America, BlackRock Variable Series Funds,
          Inc., BlackRock Advisors, LLC and BlackRock Investments,
          LLC, filed herewith.                                       EX-99.8eii

  (h)(ii) Third Amendment effective September 5, 2013, to the
          Participation Agreement dated October 23, 2009 among AXA
          Equitable Life Insurance Company, MONY Life Insurance
          Company of America, Waddell & Reed, Inc. and Ivy Funds
          Variable Insurance Portfolios, filed herewith.             EX-99.8hii

  (o)     Participation Agreement dated April 12, 2012 among AXA
          Equitable Life Insurance Company, Northern Lights
          Variable Trust and 7Twelve Advisors, LLC                   EX-99.8o

  (p)     Participation Agreement dated April 20, 2012 among AXA
          Equitable Life Insurance Company, First Trust Variable
          Insurance Trust, First Trust Advisors L.P. and First
          Trust Portfolios L.P.                                      EX-99.8p

  (s)     Participation Agreement by and among AXA Equitable Life
          Insurance Company, J. P. Morgan Investment Management
          Inc. and JPMorgan Funds Management Inc.                    EX-99.8s

  (s)(i)  Amendment No. 1, effective August 20th, 2013, to the
          Participation Agreement by and among AXA Equitable Life
          Insurance Company, J. P. Morgan Investment Management
          Inc. and JPMorgan Funds Management Inc.                    EX-99.8si

  (t)     Participation Agreement by and among AXA Equitable Life
          Insurance Company, Delaware VIP Trust, Delaware
          Management Company, a series of Delaware Management
          Business Trust and Delaware Distributors, L.P.             EX-99.8t

  (t)(i)  Amendment No. 1, effective August 23th, 2013, to the
          Participation Agreement by and among AXA Equitable Life
          Insurance Company, Delaware VIP Trust, Delaware
          Management Company, and Delaware Distributors, L.P.        EX-99.8ti

  (u)     Participation Agreement by and between AXA Equitable Life
          Insurance Company and Janus Aspen Series.                  EX-99.8u

 9        Opinion and Consent of Counsel                             EX-99.9

10(b)     Powers of Attorney                                         EX-99.10b